UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

BBVA

Information of Prudential Relevance 2011

Base Accord PILLAR III

Introduction

Bank of Spain Circular 3/2008 of May 22 and its amendments 9/2010 of December 22 and 4/2011 of November 30 (hereinafter, “the Solvency Circular”) represents the final implementation for Spanish financial institutions of the legislation on bank capital and supervision on a consolidated basis.

This legislation is laid down in Spanish Law 13/1985 of May 25 on Investment ratios, bank capital and reporting requirements of financial intermediaries and other financial system regulations, and in Spanish Royal Decree 216/2008 of February 15 on Financial institutions’ own funds. These two laws together represent the adaptation of Spanish credit institutions to Community Directives 2006/48/ EC of June 14, relating to the taking up and pursuit of the business of credit institutions and 2006/49/EC of June 14 on the capital adequacy of investment firms and credit institutions, of the European Parliament and of the Council.

In accordance with Rule One Hundred and Nine of the Solvency Circular, financial institutions have to publish a document called “Information of Prudential Relevance” including the contents stipulated in chapter eleven of this circular. This report has been drawn up in keeping with these stipulations.

In accordance with the policy defined by the Group for drawing up the Information of Prudential Relevance, the content of this report refers to December 31, 2011 and was approved by the Group’s Audit and Compliance Committee, in its meeting held on March 27, 2012, having previously been reviewed by the External Auditor. This review has not revealed any material discrepancies concerning compliance with the reporting requirements laid down in the Bank of Spain Solvency Circular.

Note: All figures have been rounded to present the amounts in million euros. As a result, the amounts appearing in some tables may not be the arithmetical sum of the preceding figures.

Introduction

1. General information requirements

1.1. Company name and differences in the consolidated group for the purposes of the Solvency

Circular and the Accounting Circular

1.1.1. Corporate name and scope of

application

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, “the Bank” or “BBVA”) is a private-law entity subject to the rules and regulations governing banking institutions operating in Spain.

The Bylaws and other public information about the Bank are available for consultation at its registered address (Plaza San Nicolás, 4 Bilbao) and on its official website: www.bbva.com.

In addition to the transactions it carries out directly, the Bank heads a group of subsidiaries, jointly-controlled and associate institutions which perform a wide range of activities and which, together with the Bank, constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”).

Circular 3/2008 and its amendments 9/2010 and 4/2011 are binding at a consolidated level for the entire Group.

1.1.2. Differences among the consolidated group for the purposes of the Solvency Circular and the Accounting Circular

The Group’s consolidated financial statements are drawn up in accordance with what is laid down in the International Financial Reporting Standards adopted by the European Union (hereinafter, “EU-IFRS”). The EU-IFRS were adapted to the Spanish credit institution sector in Spain via Bank of Spain Circular 4/2004 of 22 December 2004 (hereinafter, “the Accounting Circular”) as well as through its subsequent amendments, including Bank of Spain Circulars 6/2008 of November 26, 2008, 3/2010 of June 29, and 8/2010 of November 30.

For the purposes of the Accounting Circular, companies are considered to form part of a consolidated group when the controlling institution holds or can hold, directly or indirectly, control of them. For these purposes, an institution is understood to control another when it has the power to direct its policies as regards finance and the pursuit of its business in order to obtain economic profit from its activities. In particular, control is presumed to exist when the controlling institution has a relationship with another, which is termed dependent, in some of the following situations:

It holds the majority of voting rights.

It is entitled to appoint or dismiss the majority of the members of its governing body.

By agreements subscribed with other partners, it can avail itself of the majority of voting rights.

Exclusively with its votes, it has appointed the majority of the members of the governing body who are undertaking their responsibilities at the time the consolidated accounts must be drawn up and during the two fiscal years immediately preceding that moment. This case will not give rise to consolidation if the company whose directors have been appointed is bound to another in any of the cases described in the first two bullets of this section.

Therefore, in drawing up the Group’s consolidated financial statements, all dependent companies have been consolidated by applying the full consolidation method.

The Group’s accounting policy applied to jointly-controlled entities (those which are not dependent and are jointly-controlled under contractual agreement through unanimous consent of the equity holders) is as follows:

Jointly-controlled financial entities: the proportionate consolidation method is applied.

Jointly-controlled non-financial entities: the equity method is applied.

Moreover, associates, meaning those over which the Group holds a significant influence but which are neither dependent nor jointly-controlled, are valued using the equity method.

For the purposes of the Solvency Circular, as set out in Spanish Law 36/2007, heading two, section 3.4, the consolidated group comprises the following subsidiaries:

Credit institutions.

1. General information requirements

Investment services companies.

Open-end funds.

Companies managing mutual funds, together with companies managing pension funds, whose sole purpose is the administration and management of the aforementioned funds.

Companies managing mortgage securitization funds and asset securitization funds.

Venture capital companies and venture capital fund managers.

Institutions whose main activity is holding shares or investments, unless they are mixed-portfolio financial corporations supervised at the financial conglomerate level.

Likewise, the special-purpose entities whose main activity implies a prolongation of the business of any of the institutions included in the consolidation, or includes the rendering of back-office services to these, will also form part of the consolidated group.

However, according to the provisions of this law, insurance entities and some service firms do not form part of consolidated groups of credit institutions.

Therefore, for the purposes of calculating solvency requirements, and hence the drawing up of this Information of Prudential Relevance, the perimeter of consolidated institutions is different from the perimeter defined for the purposes of drawing up the Group’s financial statements.

The outcome of the difference between the two regulations is that some institutions, mainly real-estate, insurance and service companies, which are consolidated in the Group’s annual accounts by the full or proportionate consolidation method, are consolidated for the purposes of Solvency by applying the equity method; while insurance companies where the holding is greater than 20%, and financial institutions where the holding is greater than 10% are deducted from capital.

The Annex presents a list of these institutions.

1.2. Identification of dependent institutions with capital resources below the minimum requirement.

Possible impediments for transferring capital

There is no institution in the Group not included in the consolidated group under the Solvency Circular whose capital resources are below the regulatory minimum requirement.

The Group operates in Spain, Mexico, the United States and 30 other countries, largely in Europe and Latin America. The Group’s banking subsidiaries around the world are subject to supervision and regulation by a number of regulatory bodies with respect to issues such as compliance with a minimum level of regulatory capital. The obligation to comply with these capital requirements may affect the capacity of these banking subsidiaries to transfer funds to the parent company via dividends, loans or other means.

In some jurisdictions in which the Group operates, the law lays down that dividends may only be paid with the funds legally available for this purpose.

1. General information requirements

1.3. Exemptions from capital requirements at the individual or sub-consolidated level

In keeping with the provisions of Rule Five of the Solvency Circular, on the exemption from individual or consolidated compliance with the aforementioned Rule for Spanish credit institutions belonging to a consolidable group, the Group obtained exemption from the Bank of Spain on December 30, 2009 for the following companies:

Banco Industrial de Bilbao, S.A.

Banco de Promoción de Negocios, S.A.

BBVA Banco de Financiación, S.A.

Banco Occidental, S.A.

1.4. Risk management policies and targets

1.4.1. General principles of risk management

The aim of the Global Risk Management (GRM) function is to preserve the BBVA Group’s solvency, help define its strategy with respect to risk and assume and facilitate the development of its businesses. Its activity is governed by the following principles:

1. The risk management function is unique, independent and global.

2. The risks assumed by the Group must be compatible with the capital adequacy target and must be identified, measured and assessed. Risk monitoring and management procedures and sound control and mitigation systems must likewise be in place.

3. All risks must be managed integrally during their life cycle, and be treated differently depending on their nature and with active portfolio management based on a common measure (economic capital).

4. It is each business area’s responsibility to propose and maintain its own risk profile, within its autonomy in the corporate action framework (defined as the set of risk control policies and procedures defined by the Group), using an appropriate risk infrastructure to control risks.

5. The infrastructures created for risk control must be equipped with means (in terms of people, tools, databases, information systems and procedures) that are sufficient for their purpose, so that there is a clear definition of roles and responsibilities, thus ensuring efficient assignment of resources among the corporate area and the risk units in business areas.

In the light of these principles, the BBVA Group has developed an integrated risk management system that is structured around three main components:

A corporate risk management scheme (with a proper segregation of duties and responsibilities).

A set of tools, circuits and procedures that make up the schemes in the different management models.

A system of internal control in line with the nature and size of the risks assumed.

1.4.2. Corporate governance

layout

The BBVA Group has developed a system of corporate governance that is in line with the best international practices and adapted it to the requirements of the regulators in the country in which its different units operate. With respect to the risks assumed by the Group, the Board of Directors of the Bank is responsible for establishing the general principles that define the risk objectives profile of the entities, approving the management policies for control and management of these risks and ensuring regular monitoring of the internal systems of risk information and control. The Board is supported in this function by the Executive Committee and the Risk Committee. The main mission of the latter is to assist the Board in carrying out its functions associated with risk control and management.

Under Article 36 of the Board Regulations, the Risk Committee is assigned the following duties for these purposes:

To analyze and evaluate proposals related to the Group’s risk management and monitoring policies and strategies.

1. General information requirements

+To monitor the extent to which the risks actually assumed match the established risk profiles.

To assess and approve, where applicable, any transactions whose size could compromise the Group’s capital adequacy or recurrent earnings, or that present significant potential operational or reputational risks.

To ensure that the Group possesses the means, systems, structures and resources in accordance with best practices to develop its risk management strategy.

1.4.3. The risk function

The risk management and control function is distributed among the risk units within the business areas and the Corporate Risk Area, which defines global policy and strategies. The risk units in the business areas propose and manage the risk profiles within their area of autonomy, though they always respect the corporate framework for action.

The Corporate Risk Area combines a vision by risk type with a global vision. It is divided into four units, as follows:

Corporate Risk Management: Responsible for the management and control of credit, market, technical, structural, real-estate and non-banking risks.

Validation & Control: Manages the internal control and operational risk systems, the internal validation of the measurement models and the acceptance of new risks.

Technology & Methodologies: Responsible for the management of the technological and methodological developments required for risk management in the Group.

Technical Secretary: Undertakes technical tests of the proposals made to the Risk Management Committee and the Risk Committee; prepares and promotes the regulations applicable to social and environmental risk management.

This structure gives the Corporate Risk Area reasonable security with respect to:

Integration, control and management of all the Group’s risks.

The application throughout the Group of standard risk principles, policies and metrics.

The necessary knowledge of each geographical area and each business.

This organizational scheme is complemented by various committees, which include the following:

The Global Internal Control and Operational Risk Committee: Its task is to undertake a review at both Group and business unit level of the control environment and the effectiveness of the operational risk internal control and management systems; as well as to monitor and analyze the main operational risks the Group is subject to, including those that are cross-cutting in nature. This committee is therefore the highest operational risk management body in the Group.

The Risk Management Committee: This committee is made up of the risk managers from the risk units located in the business areas and the managers of the Corporate Risk Area units. Among its responsibilities are the following: establishing the Group’s risk strategy (especially as regards policies and structure of this function in the Group), presenting its proposal to the appropriate governing bodies for their approval, monitoring the management and control of risks in the Group and adopting any actions necessary.

The Global Risk Management Committee: Made up of the corporate directors of the Group’s risk unit and those responsible for risks in the different countries and business areas. It reviews the Group’s risk strategy and the main risk projects and initiatives in the business areas.

The Risk Management Committee: Its permanent members are the Global Risk Management director, the Corporate Risk Management director and the Technical Secretary. The other committee members propose the operations that are analyzed at its working sessions. The committee analyzes and, if appropriate, authorizes financial programs and operations within its scope and submits the proposals whose amounts exceed the set limits to the Risks Committee, provided its opinion on them is favorable.

The Assets and Liabilities Committee (ALCO): The committee is responsible for actively managing structural interest-rate and foreign-exchange risk positions, global liquidity and the Group’s capital resources.

The Technology and Methodologies Committee: The committee decides on the effectiveness of the models and infrastructures developed to manage and control risks in the business areas, within the framework of the Global Risk Management operational model.

The New Products Committee: The committee’s functions are to assess and, if appropriate, to approve the characteristics of new products before they are put on the market; to undertake subsequent control and monitoring for newly authorized products; and to foster business in an orderly way to enable it to develop in a controlled environment.

1.4.4. Scope and nature of the risk measurement and reporting systems

Depending on their type, risks fall into the following categories:

1. Credit risks

2. Market risks

3. Operational risks

4. Structural risks

There follows a description of the risk measurement systems and tools for each kind of risk.

1. General information requirements

1.4.4.1. Credit risk

This arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party.

BBVA quantifies its credit risk using two main metrics: expected loss (EL) and economic capital (EC). The expected loss reflects the average value of the losses. It is considered a cost of the business and is associated with the Group’s policy on allowances. Economic capital is the amount of capital considered necessary to cover unexpected losses if actual losses are greater than expected losses.

These risk metrics are combined with information on profitability in value-based management, thus building the profitability-risk binomial into decision-making, from the definition of business strategy to approval of individual loans, price setting, assessment of non-performing portfolios, incentives to areas in the Group, etc.

There are three essential parameters in the process of calculating the EL and EC measurements: the probability of default (PD), loss given default (LGD) and exposure at default (EAD). These are generally estimated using historical information available in the systems. They are assigned to operations and customers according to their characteristics. In this context, the credit rating tools (ratings and scorings) assess the risk in each transaction/customer according to their credit quality by assigning them a score. This score is then used in assigning risk metrics, together with additional information such as contracts age, loan to value ratio, customer segment, etc.

Point 4.5.1.7 of this document details the definitions, methods and data used by the Group to estimate and validate the parameters of probability of default (PD), loss given default (LGD) and exposure at default (EAD).

The credit risk for the global portfolio of the BBVA Group is measured through a Portfolio model that includes the effects of concentration and diversification. The aim is to study the loan book as a whole, and to analyze and capture the effect of the interrelations between the different portfolios.

This model not only provides a more complete calculation of capital requirements, but is also a key tool for credit risk management. It is a core of the Asset Allocation model, which is an efficient portfolio allocation model based on the profitability-risk binomial.

The Portfolio model considers that risk comes from various sources (it is a multi-factor model). This feature implies that economic capital is sensitive to geographic diversification, a crucial aspect in a global entity like BBVA. In addition, and within the framework of the Asset Allocation project, the sector axis has, together with the geographical, become key for the analysis of business concentration. Finally, the tool is sensitive to concentration in certain credit exposures of the entity’s large clients.

1.4.4.2. Market risk

This is the possibility of losses in the value of positions held as a result of changing market prices of financial instruments. It includes three types of risk:

Interest rate risk: this is the risk resulting from variations in market interest rates.

Exchange rate risk: this is the risk resulting from variations in currency exchange rates.

Price risk: this is the risk resulting from variations in market prices, either due to factors specific to the instrument itself, or alternatively due to factors which affect all the instruments traded on a specific market.

In addition, for certain positions, other market risks also need to be considered: credit spread risk, basis risk, volatility and correlation risk.

The basic measurement model used is that of value-at-risk (VaR), which provides a forecast of the maximum loss that can be incurred by trading portfolios in a one-day horizon, with a 99% probability, stemming from market fluctuations of the aforementioned factors. It uses a historical period of 2 years of observations of the risk factors.

The Bank of Spain has authorized the use of the internal model to calculate the capital risk positions of the trading portfolios of BBVA S.A. (since 2004) and BBVA Bancomer (since 2007). Together, the two account for around 80-90% of market risk in the Group’s trading portfolio. Furthermore, and following guidelines established by Spanish and European regulators, BBVA has already created additional metrics to comply with the regulatory requirements issued by the Bank of Spain. The new market risk measures for the trading portfolio include the calculation of the stressed VaR (to quantify the risk level in extreme historical conditions), the quantification of default risks, and of downgrade risks in the rating of some positions held in the portfolio, such as bonds and credit derivatives; they also quantify securitization and correlation portfolio charges, using the standard model.

The market-risk limits model currently in force consists of a system of VaR (Value at Risk) and economic capital limits and VaR sub-limits, as well as stop-loss limits for each of the Group’s business units. The global limits are proposed by the Risk Area and approved by the Executive Committee on an annual basis, once they have been submitted to the Board’s Risk Committee.

This limits structure is developed by identifying specific risks by type, trading activity and trading desk. The market risk units maintain consistency between the limits. This system of limits is supplemented by measures of the impact of extreme market movements on risk positions. The Group is currently performing stress testing on historical and economic crisis scenarios, as well as impact analyses on the income statement in plausible but unlikely economic

1. General information requirements

crisis scenarios, drawn up by its Economic Research Department.

In order to assess business unit performance over the year, the accrual of negative earnings is linked to the reduction of the VaR limits that have been set. The control structure in place is supplemented by limits on loss and a system of alert signals to anticipate the effects of adverse situations in terms of risk and/or result. All the tasks associated with stress testing, methodologies, scenarios of market variables and reports are coordinated between the Group’s various Risk Areas.

Finally, the market risk measurement model includes backtesting, or ex-post comparison, which helps to refine the accuracy of the risk measurements by comparing day-on-day results with their corresponding VaR measurements.

1.4.4.3. Operational risk

Operational risk is the risk of loss due to inappropriateness or failures in internal processes, personnel and systems, or alternatively due to outside events.

The Group has had a robust operational risk management model in place since the year 2000. It is based on four pillars:

Risk identification: consists in determining the factors that contribute to risk.

Risk measurement: by establishing quantitative and qualitative metrics.

Risk assessment: to establish a level of priority for each factor given its relative importance.

Risk mitigation: this is the most important part of the management cycle. It consists of putting into practice a set of measures.

Governance with three lines of Defense

In general, it verifies compliance with the operational risk (OR) management model through independent review and tests of the Group’s OR management controls, processes and systems.

Internal Audit

Specialized Units

Business & Support Units

Coordinated by the Internal Control and Operational Risk (CIRO) function in the units, and aimed at identifying, measuring, monitoring and managing inherent and residual operational risks in products, activities, processes and systems.

The CIRO corporate and country function designs, maintains and updates the Group’s operational risk framework and verifies its correct application within the business and support units.

It defines procedures, systems and tools.

Reports to senior management.

Characteristics of BBVA’s Operational Risk management model

Soundness

Deepness

Integrated in management

Forward looking

Focus on anticipating relevant risks

Continuous improvement

Management bodies - Holding - GCIROC - CIRO Country Committee

- CIRO Unit Committee (270 People)

Model created in 1999 using databases since 2002

Capital, Budgets, Incentives, internal Benchmark, Culture

Uses future variables for analysis, calculation and mitigation

Identifies and prioritizes relevant risks in order to mitigate them

Best Practices function and continuous updating

such as improvements in controls or changes in processes that reduce risk.

The operational risk management framework defined for the BBVA Group includes a governance structure based on: three lines of defense with clear specification of responsibilities; policies, criteria and processes that are common to the whole Group; systems for identifying, measuring, monitoring, controlling and mitigating operational risks; and tools and methodologies that quantify operational risk in terms of capital.

Operational risk management in BBVA is carried out by the business and support units into which each country is organized. Each country has its own Internal Control and Operational Risk (CIRO) unit.

To carry out this task, BBVA has several tools already running that cover both qualitative and quantitative aspects of operational risk:

Ev-Ro. Ev-Ro is a tool used to identify and prioritize operational risk factors, which are all those operational weaknesses that can generate losses. An analysis of the impact and frequency of each risk factor enables risk maps to be generated by business or support areas and class of risk.

TransVaR. All the Group’s operations are based on process management. TransVaR is a key risk indicator (KRI) tool associated with processes. It identifies impairment or improvement in the Institution’s risk profile. Thus TransVaR has a certain predictive nature, because the indicators used are always associated with the causes that generate risk.

1. General information requirements

SIRO. Operational risk events nearly always have a negative impact on the Group’s income statements. To keep these events under control, they are recorded in a database called SIRO. To ensure reliability, 95% of its inputs are fed directly from accounting data through automatic interfaces. The internal SIRO data are supplemented with information from an external database at the Operational Risk Exchange (ORX) consortium. ORX is a non-profit association founded by twelve international banks in 2002 and currently has 53 members in 18 countries.

The operational risk events are classified according to the risk categories established by Basel II: processes, fraud (internal and external), IT, human resources, commercial practices, disasters and suppliers.

As part of the feature of continuous improvement of the operational risk model, the implementation of an integrated internal control and operational risk methodology began in 2011.

This methodology links risks identified in the Group’s process inventory model with the organizational units, and identifies and prioritizes residual risks and links them to the Bank’s processes. It also establishes an objective risk level for each risk type, thus enabling gaps that need management to be identified by comparing it with the residual risk level. The Group has developed a new corporate application to provide the required support for this methodology.

Most of the Group quantifies operational risk using internal models based on the Loss Distribution Approach methodology: distribution of losses determined by convoluting the frequency and severity distribution of operational events, considering a one-year period and a confidence level of 99.9%. The methodology to calculate capital using internal models involves databases of internal operational events, external databases, scenarios and several business environment factors and internal control.

In 2010, the Bank of Spain authorized the Advanced Measurement Approach (AMA) to calculate the capital requirements, consolidated by operational risk in Spain and Mexico, where most of the Group’s assets are allocated. BBVA is, up to this date, the only Bank authorized to apply advanced models to calculate capital requirements by operational risk. While the basic model is still applied exceptionally, the standard model is used to calculate capital in the rest of geographies.

1.4.4.4. Structural risks

Below is a description of the different types of structural risk:

Structural interest-rate risk

Movements in interest rates lead to changes in a bank’s net interest income and book value, which constitute a key source of asset and liability interest-rate risk. The extent of these impacts will depend on the bank’s exposure to changes in interest rates. This exposure is mainly the result of the time difference between the repricing and maturities of the different products on the banking book.

A financial institution’s exposure to adverse changes in market rates is a risk inherent in the banking business, while at the same time representing an opportunity to generate value. This is why asset and liability interest-rate risk management takes on particular importance, above all in the current environment. This function is handled by the Balance-Sheet Management unit, within the Financial Management area. The Asset and Liability Committee (ALCO) is in charge of maximizing the Bank’s economic value, preserving the net interest income and guaranteeing the generation of recurrent earnings. In pursuance of this, the ALCO develops strategies based on its market expectations, within the risk profile defined by the BBVA Group’s management bodies and balance the expected results and the level of risk assumed. BBVA has a transfer pricing system that centralizes its interest-rate risk on ALCO’s books and helps to ensure that balance-sheet risk is being properly managed.

The Corporate Risk Management area is responsible for controlling and monitoring asset and liability interest-rate risk, acting as an independent unit to guarantee that the risk management and control functions are properly segregated. This policy is in line with the Basel Committee on Banking Supervision recommendations. It constructs the asset and liability interest-rate risk measurements used by the Group’s management, as well as designing models and measurement systems and developing monitoring, information and control systems. At the same time, through the Risk Management Committee it carries out the function of risk control and analysis reporting to the main governing bodies, such as the Executive Committee and the Board of Directors’ Risk Committee.

BBVA Group has a sophisticated structural interest-rate risk model made up of a set of metrics and tools that enable its risk profile to be monitored precisely. For accurately characterizing the balance sheet, analysis models have been developed to establish assumptions dealing fundamentally with early loan amortization and the behavior of deposits with no explicit maturity. As well as risk with respect to parallel movements from cash-flow mismatch, the model includes other additional sources of risk such as changes in the slope and curvature of the interest rate curve. Global Risk Management does this by applying a simulation model of interest-rate curves that quantify risks in probabilistic terms and takes into account currency and business unit diversification. This model calculates the Group’s earnings at risk (EaR) and economic capital, defined as the maximum adverse deviations in net interest income and economic value, respectively, for a particular confidence level and time horizon. The model is subjected periodically to internal validation, with backtesting of the simulation model and the assumptions.

In addition, sensitivity is measured to a standard deviation of 100 basis points for all the market yield curves.

1. General information requirements

Each entity’s risk appetite, as determined by the Executive Committee, is expressed through the limit structure, which is one of the mainstays of control policies. Thus, the maximum negative impacts, in terms of both earnings and value, are controlled in each of the Group’s entities through this limits policy.

The risk measurement model is supplemented by analysis of specific scenarios and stress tests. Stress tests have taken on particular importance in recent years. Progress has therefore been made in the analysis of extreme scenarios in a possible breakthrough in both current interest-rate levels and historical correlations and volatility. At the same time, the evaluation of scenarios forecast by the Economic Research Department has been maintained.

Structural exchange-rate risk

The Group’s structural exchange-rate risk management aims to minimize the potential negative impact from fluctuations in exchange rates on the book value and on the contribution to earnings of international investments maintained on a long-term basis by the Group.

The Corporate Risk Management area acts as an independent unit that is responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets. It also monitors the level of compliance with established risk limits, and reports regularly to the Risk Management Committee, the Board of Directors’ Risk Committee and the Executive Committee, particularly in the case of deviation or tension in the levels of risk assumed.

The Balance Sheet Management unit, through ALCO, designs and executes the hedging strategies with the main purpose of minimizing the effect of exchange-rate fluctuations on capital ratios, as well as assuring the equivalent value in euros of the foreign-currency earnings of the Group’s subsidiaries, adjusting transactions according to market expectations and hedging costs. The Balance Sheet Management area carries out this work by ensuring that the Group’s risk profile is at all times adapted to the framework defined by the limits structure authorized by the Executive Committee. To do so, it uses risk metrics obtained according to the corporate model designed by the Risk area.

The corporate model is based on simulating exchange-rate scenarios according to historical trends, and evaluating the impact on capital ratios, equity and the Group’s income statement. This provides a distribution of the impact on the three core elements, which helps determine their maximum adverse deviation for a particular confidence level and time horizon, depending on market liquidity in each currency. The risk measurements are completed with analysis of scenarios, stress testing and backtesting, thus giving a complete overview of the Group’s exposure to structural exchange-rate risk.

Structural risk in the equity portfolio

The GRM corporate area undertakes ongoing monitoring of structural risk in its equity portfolio, in order to constrain the negative impact that an adverse performance by its holdings may have on the Group’s solvency and earnings recurrence. This ensures that the risk is maintained within levels that are compatible with BBVA’s target risk profile.

The scope of monitoring includes the holdings that the Group has in the capital of other industrial or financial companies with a medium or long-term investment horizon. These holdings therefore include those accounted in the investment portfolio and those that are consolidated in the accounts, although in the latter case changes in value do not have an immediate effect on equity. In order to determine the exposure, positions held in derivatives are taken into account in order to limit the portfolio sensitivity to potential falls in prices.

This monitoring function is carried out by the Risk area by providing estimates of the risk levels assumed, which it supplements with periodic stress and backtesting and scenario analyses. It also monitors the degree of compliance with the limits authorized by the Executive Committee, and periodically informs the Group’s management bodies on these matters. The mechanisms of risk control and limitation hinge on the key aspects of exposure, earnings and economic capital. Economic capital measurements are also built into the risk-adjusted return metrics to ensure efficient capital management in the Group.

Liquidity risk

The aim of liquidity risk management, tracking and control is to ensure, in the short term, that the payment commitments of the BBVA Group entities can be duly met without having to resort to borrowing funds under burdensome terms, or damaging the image and reputation of the entities. In the medium term the aim is to ensure that the Group’s financing structure is ideal and that it is moving in the right direction with respect to the economic situation, the markets and regulatory changes.

Management of liquidity and structural finance within the BBVA Group is based on the principle of financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk.

The management and monitoring of liquidity risk is carried out comprehensively in each of the BBVA Group’s business units using a double (short and long-term) approach. The short-term liquidity approach has a time horizon of up to 366 days. It is focused on the management of payments and collections from the Treasury and market activity, and includes operations specific to the area and the Bank’s possible liquidity requirements. The medium-term approach is focused on financial management of the

1. General information requirements

whole consolidated balance sheet, with a time horizon of one year or more.

The Assets and Liabilities Committee (ALCO) within each management unit is responsible for the comprehensive management of liquidity. The Financial Management unit, as part of the Financial Division, analyzes the implications of the Bank’s various projects in terms of finance and liquidity and its compatibility with the target financing structure and the situation of the financial markets. The Financial Management unit executes the resolutions agreed by ALCO in accordance with the agreed budgets and manages liquidity risk using a broad scheme of limits, sub-limits and alerts approved by the Executive Committee. The Risk Area measures and controls these limits independently and provides the managers with support tools and metrics needed for decision-making.

Each of the local risk areas, which are independent from the local manager, complies with the corporate principles of liquidity risk control that are established by Global Risk Management, the global Structural Risk unit for the entire BBVA Group.

At the level of each BBVA Group entity, the managing areas request and propose a scheme of quantitative and qualitative limits and alerts related to short and medium term liquidity risks. Once agreed with GRM, controls and limits are proposed to the Bank’s Board of Directors (through its delegate bodies), for approval at least once a year. The proposals submitted by Global Risk Management are adapted to the situation of the markets according to the risk tolerance level aimed for by the Group.

The development of a new Liquidity and Finance Manual demanded strict adjustment of liquidity risk management in terms of limits, sub-limits and alerts, as well as in procedures. In accordance with the manual, Global Risk Management carries out regular measurements of risk incurred and monitors the consumption of limits. It develops management tools and adapts valuation models, carries out stress tests and reports on the liquidity risk levels to ALCO and the Group’s Management Committee on a monthly basis. Its reports to the management areas and GRM Management Committee are more frequent.

Under the current Contingency Plan, the frequency of communication and the nature of information provided are decided by the Liquidity Committee at the proposal of the Technical Liquidity Group (TLG). In the event of any alert or possible crisis, the TLG carries out an initial analysis of the liquidity situation (short or long term) of the entity affected.

The TLG is made up of specialized staff from the Short-Term Cash Desk and the Global Accounting & Information Management (GA&IM), Financial Management and Structural Risk areas. If the alert signals established make clear that a critical situation has arisen, the TLG informs the Liquidity Committee (made up of managers of the corresponding areas). The Liquidity Committee is responsible for calling the Financing Committee, if appropriate, which is made up of the Group’s President and COO and the managers from the Financial Area, the Risk Area, Global Business and business area of the country affected.

1.4.5. Internal control system

The BBVA Group’s internal control system is based on the best practices developed in “Enterprise Risk Management - Integrated Framework” by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as well as in “Framework for Internal Control Systems in Banking Organizations” by the Bank for International Settlements (BIS).

The Group’s system for internal control is therefore part of the Integrated Risk Management Framework. This is the system within the Group that involves its Board of Directors, management and its entire staff. It is designed to identify and manage risks facing the Group entities in such a way as to ensure that the business targets established by the Group’s management are met. The Integrated Risk Management Framework is made up of specialized units (Risks, Compliance, Global Accounting and Management Information, and Legal Services), and the Internal Control, Operational Risk and Internal Audit functions.

Among the principles underpinning the Internal Control system are the following:

Its core element is the “process.”

The form in which the risks are identified, assessed and mitigated must be unique for each process; and the systems, tools and information flows that support the internal control and operational risk activities must be unique, or at least be administered fully by a single unit.

The responsibility for internal control lies with the Group’s units, and at a lower level, with each of the entities that make them up. Each business unit’s Internal Control and Operational Risk Management is responsible for implementing the system of control within its scope of responsibility and managing the existing risk by proposing any improvements to processes it considers appropriate.

Given that some business units have a global scope of responsibility, there are cross-cutting control functions which supplement the control mechanisms mentioned above.

The Internal Control and Operational Risk Committee in each business unit is responsible for approving suitable mitigation plans for each existing risk or shortfall. This committee structure culminates at the Group’s Global Internal Control and Operational Risk Committee.

The specialized units promote policies and draw up internal regulations. It is the responsibility of the Corporate Risk Area to develop them further and apply them.

One of the essential elements in the model is the institution-level controls, a top-level control layer that aims to reduce the severity of overall risk inherent in its business activities.

1. General information requirements

1.4.6. Risk protection and reduction policies. Supervision strategies and processes

The Group applies a credit risk protection and mitigation policy deriving from its business model focused on relationship banking. On this basis, the provision of guarantees is a necessary instrument but one that is not sufficient when taking risks; therefore for the Group to assume risks, it needs to verify the payment or resource generation capacity to comply with repayment of the risk incurred.

This is carried out through a prudent risk management policy which consists of analyzing the financial risk in a transaction, based on the repayment or resource generation capacity of the credit receiver, the provision of guarantees in any of the generally accepted ways (monetary, collateral or personal guarantees and hedging) appropriate to the risk borne, and lastly on the recovery risk (the asset’s liquidity).

In the Group, monitoring plays a fundamental role in the risk management process and the scope of action of this function extends to all the phases in this process (acceptance, monitoring and recovery), guaranteeing that each risk is dealt with according to its status and defining and fostering measures to appropriately manage deteriorating risk.

Each business area is responsible for initially monitoring risk quality in its business segment referring to outstanding exposure, outstanding deteriorating exposure and past due exposure. The Corporate Monitoring Area supervises this function, offering its global vision and fulfilling, amongst others, the following tasks:

Monitoring the achievement of the asset quality targets.

Monitoring the outstanding risks that are under watch, deteriorating and past due.

Monitoring trends in concentration, expected loss and capital use in the main risk groups.

Benchmarking the risk quality parameters.

Special monitoring of sensitive portfolios.

1. General information requirements

2. Information on eligible capital resources

2.1. Characteristics of the eligible capital resources

For the purposes of calculating its minimum capital requirements, the Group follows Rule Eight of the Solvency Circular, for defining the elements comprising its basic capital, additional capital and, if applicable, auxiliary capital, considering their corresponding deductions as defined in Rule Nine. The spread of the various component elements of capital and the deductions between basic capital, additional capital and auxiliary capital, together with compliance with the limits stipulated both on some of the elements (preferred securities, subordinated, etc.) and also on the different kinds of funds, are all in keeping with the dispositions in Rule Eleven.

In line with what is stipulated in the Solvency Circular, basic capital basically comprises:

Common equity: This is the Bank’s share capital.

Share premium.

Retained profits and undisclosed reserves: These are understood to be those produced and charged to profits when their balance is in credit and those amounts which, without being included on the income statement must be booked in the “other reserves” account, in keeping with the dispositions contained in the Accounting Circular. In application of Rules Eighteen and Fifty-one of the aforementioned Accounting Circular, exchange rate differences will also be classified as reserves. Likewise, valuation adjustments in the coverage of net investments in businesses abroad and the balance of the equity account which contains remuneration accrued on capital instruments will also be included in reserves.

Minority interests: The holdings representing minority interests, and corresponding to those ordinary shares in the companies belonging to the consolidated group that are fully paid up, excluding the part which is included in revaluation reserves and in valuation adjustments. Earnings net of dividends attributable to these shareholders are also included hereunder. In any event, the fraction over and above 10% of the Group’s total basic capital would not be considered eligible basic capital.

Net income for the year referring to the perimeter of credit institutions, deducting the amount corresponding to interim and final dividend payments.

Preferred securities mentioned in Article 7.1 of Spanish Law 13/1985 and issued pursuant to its Additional Second Provision, independently of whether or not they are recorded as a financial liability, and mandatory convertible debt instruments, including those issued under the Temporary Third Provision of Royal Decree-Law 2/2011, of February 18, provided they comply with the requirements of the aforementioned Additional Second Provision for eligibility of preferred securities and provisions 6 and 8 of Circular 4/2011 of November 30.

Basic Capital is, moreover, adjusted mainly through the following deductions:

Intangible assets and goodwill.

Shares or other securities booked as own funds that are held by any of the Group’s consolidated institutions, together with those held by non-consolidated institutions belonging to the economic group, although in this case up to the limit stipulated in Solvency Circular, Rule Nine, section 1, letter c).

Finance for third parties with the aim acquiring shares or other securities eligible as bank capital of the financer or of other institutions in its consolidable group.

The outstanding debit balance of each of the total equity accounts that reflect valuation adjustments in available-for-sale financial assets and exchange-rate variations.

There are other deductions which are split equally; 50% to basic capital and 50% to additional capital:

a. Holdings in financial institutions that may be consolidated by virtue of their activity, but which are not part of the Group, when the holding exceeds 10% of the subsidiary’s capital.

b. The bank capital requirements for insurance companies when the direct or indirect holding amounts to 20% or more of the capital of these companies.

c. Shortfall of allowances on the expected loss in positions calculated according to the model based on internal ratings.

Total eligible capital also includes additional capital, which is largely made up of the following elements:

Subordinated financing received by the Group, understood as that which, for credit seniority purposes, comes behind all the

2. Information on eligible capital resources

common creditors. The issues, moreover, have to fulfill a number of conditions which are laid out in Rule Eight of the Solvency Circular. In keeping with Rule Eleven of the aforementioned Circular, this item should not account for more than 50% of basic capital.

Preferred securities issued by subsidiary companies which exceed the limits stipulated in Rule Eleven for the purpose of their inclusion as basic capital, provided they fulfill the requirements listed in Rule Eight, section 5.

The Solvency Circular has opted to include as eligible 45% of the gross amounts of net capital gains on capital instruments which are booked as valuation adjustments on financial assets available for sale, instead of the option of including them net of tax. When these valuation adjustments give rise to capital losses, these are deducted from basic capital.

The surplus resulting between the allowances for losses on risks related to exposures calculated as per the IRB Method on the losses they are expected to incur, for the part that is below 0.6% of the risk-weighted exposures calculated according to this method.

It will also include the book balances of generic allowances referring to securitized exposures which have been excluded from the risk-weighted exposures calculation under the IRB method, for the part not exceeding 0.6% of the risk-weighted exposures that would have corresponded to these securitized exposures, had they not been excluded. There is no treatment defined for the surplus of allowances over expected loss in portfolios assessed under the Advanced Measurement Approach above the 0.6% limit.

Furthermore, the book balance for generic allowances for losses reached in keeping with the Accounting Circular and which corresponds to those portfolios which are applied the standardized approach, for an amount up to 1.25% of the weighted risks that have been the basis for the coverage calculation, will also be considered eligible additional capital. Generic allowances for losses for those securitized assets that have been excluded from the risk-weighted exposures under the standardized approach are also eligible up to a limit of 1.25% of the weighted risks that would have corresponded to them, had they not been excluded. The surplus over the 1.25% limit is deducted from exposure.

50% of the deductions mentioned above when we discussed basic capital are assigned to additional capital.

2. Information on eligible capital resources

2.2. Amount of eligible capital resources

The accompanying table shows the amount of eligible capital resources, net of deductions, of the different elements comprising the capital base:

(Million euros)

Eligible capital resources

Eligible capital resources

2011 2010

Capital 2,403 2,201

Reserves (1) 35,208 30,458

Minority interests 1,375 1,325

Deductions -10,837 -10,332

- Goodwill -8,371 -8,401

- Treasury stock -300 -553

- Other deductions -2,166 -1,378

Net Attrib. Profit and interim and final dividends 2,170 3,526

Eligible preference shares and other eligible liabilities 5,189 7,164

BASIC CAPITAL 35,507 34,341

Subordinated debt 3,871 5,211

Valuation adjustments in the AFS portfolio 173 563

Surplus on generic provisions 1,900 1,698

ADDITIONAL CAPITAL 5,944 7,472

Other deductions from Basic Capital and Additional Capital (2) -5,303 -4,477

TOTAL 36,148 37,337

Additional capital resources mixed group (3) 1,070 1,291

Total including mixed group 37,218 38,628

(1) Including Share premium.

(2) Mainly holdings in financial and insurance institutions are divided equally between Basic Capital and Additional Capital.

(3) Article 6 of Spanish Royal Decree 1332/2005, of 11 November 2005 on the capital adequacy of financial groups and mixed group reporting.

Capital quality has substantially improved due to the exchange at the end of the year of preferred securities for mandatory convertible bonds, which are 100% eligible as core capital, for the amount of €3,430 million.

In addition, there was an organic generation of capital due to the recurrence of earnings and the current “Dividend Option” shareholder remuneration policy. Under the new scheme, BBVA has offered its shareholders the chance to receive part of their remuneration in the form of free shares; however, they can still choose to receive it in cash by selling the rights assigned to them in each capital increase either to BBVA (by the Bank exercising its commitment to repurchase the free assignment rights) or on the market.

The first capital increase implementing the “Dividend Option” charged to voluntary reserves was carried out in April 2011. As a result, the Bank’s share capital increased by €29,740,199.65, through the issue and circulation of 60,694,285 shares with a par value of €0.49 each. The Bank also acquired 909,945,425 free subscription rights, at the guaranteed fixed price of €0.149 gross each, for a total of €135,581,868.33. The second capital increase charged to voluntary reserves under the “Dividend Option” program was carried out in October 2011. As a result, the Bank’s share capital increased by €38,422,617.94, through the issue and circulation of 78,413,506 shares with a par value of €0.49 each. The Bank also acquired 433,637,066 free subscription rights, at the guaranteed fixed price of €0.10 gross each, for a total of €43,363,706.60.

Early conversion of all the mandatory convertible subordinate bonds issued in September 2009 for the nominal amount of €2,000 million and distributed among the Bank’s customers was completed in the first half of 2011. The final result was the issue of 273,190,927 new shares, which began to be traded on July 19, 2011. It is important to note that this conversion did not affect the calculation of the Group’s capital base, as these convertible bonds were already considered as core capital from the date on which they were effectively subscribed and paid-up.

2. Information on eligible capital resources

3. Information on capital requirements

3.1. A breakdown of minimum capital requirements by risk type

The accompanying table shows total capital requirements itemized by credit risk, trading-book risk, exchange rate risk, operational risk and other requirements as of December 31, 2011 and 2010.

The total amount for credit risk includes the positions in securitizations (standardized and advanced method) and equity portfolio.

(Million euros)

Exposure categories and risk types

Capital requirements

2011 2010

Central governments and Central Banks 709 591

Regional Governments and Local Authorities 284 94

Public Sector Institutions and other Public Entities 100 106

Institutions 295 250

Corporates 5,216 4,723

Retail 2,137 1,632

Collateralized with real estate property 1,588 1,567

Default status 639 538

High risk 210 222

Guaranteed Bonds 1 -

Short term to Institutions and Corporates 14 12

Mutual funds 17 4

Other exposures 942 980

Securitization positions 406 425

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH 12,559 11,145

(Continued)

(Continued)

Exposure categories and risk types

Capital requirements

2011 2010

Central governments and Central Banks 45 33

Institutions 1,252 1,066

Corporates 6,139 5,823

Retail 2,153 1,752

Secured by real estate collateral 1,524 1,250

Qualifying revolving retail 489 399

Other Retail 141 103

Equity 706 827

By method:

Simple method 217 282

PD/LGD method 371 427

Internal models 118 118

By nature:

Exchange traded equity instruments 495 541

Equity instruments in sufficiently diversified portfolios 212 286

Securitization positions 53 33

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH 10,350 9,534

TOTAL CREDIT RISK 22,908 20,679

Standardized: 161 52

Price risk from fixed income positions 106 38

Correlation risk 35

Price risk from equity portfolios 20 14

Advanced: Market risk 688 352

TOTAL TRADING-BOOK ACTIVITY RISK 849 404

EXCHANGE RATE RISK (STANDARDIZED APPROACH) 386 1,227

OPERATIONAL RISK (1) 2,348 2,771

OTHER CAPITAL REQUIREMENTS 71 70

CAPITAL REQUIREMENTS 26,563 25,151

(1) See Chapter 6.

3. Information on capital requirements

The increase recorded in the consumption of capital due to risk from the financial instruments held for trading is the result of incorporating the new Basel 2.5 capital requirements that are explained in Chapter 5.2.2 of this report.

In addition, the reduction in the capital requirements for currency risk is a result of the application of rule Seventy Nine, section 2 of the Solvency Circular, on approval from the Bank of Spain.

The amounts shown in the table above on credit risk include the counterparty risk in trading-book activity as shown below:

(Million euros)

Counterparty risk trading book activities

Capital requirements

2011 2010

Standardized approach 214 171

Advanced measurement approach 749 589

TOTAL 963 760

The Group currently has no capital requirements for trading-book activity liquidation risk.

3.2. Procedure employed in the internal capital adequacy assessment process

The Group’s budgeting process is where it makes the calculations both for economic capital at risk allocated by the different business areas and for the capital base. Economic capital is calculated by internal models that collect the historical data existing in the Group and calculate the capital necessary for pursuit of the activity adjusted for risks inherent to it. These calculations include additional risks to those contemplated in regulatory Pillar I.

The following points are assessed within the internal capital adequacy assessment process:

The Group’s risk profile: Measurement of the risks (credit, operational, market and other asset and liability risks) and quantification of the capital necessary to cover them.

Systems of risk governance, management and control: Review of the corporate risk management culture and internal audit.

Capital resources target: Capital distribution between the Group’s companies and the targets marked for it.

Capital planning: A projection is made of the Group’s capital base and that of its main subsidiaries for the next three years and capital sufficiency is analyzed at the end of the period. Furthermore, a stress test is performed using a scenario in which macroeconomic values are estimated for a global-level, economic recession scenario and the consequences of this on the Group’s activity (increased NPA, lower activity levels, higher volatility in the financial markets, falls in the stock market, operating losses, liquidity crises, etc.) and its impact on the capital base (income, reserves, capacity to issue equity instruments, allowances, risk-weighted assets, etc.). Estimations are also made on the possible cyclical nature of the models used. The stress scenarios cover recession situations in sufficiently long periods (20-30 years).

Future action program: If the conclusions of the report so require, corrective actions are programmed that enable the Bank’s equity situation to be optimized in view of the risks analyzed.

The internal capital adequacy assessment process concludes with a document which is sent annually to the Bank of Spain for supervision of the targets and the action plan presented, enabling a dialogue to be set up between the Supervisor and the Group concerning capital and solvency.

3. Information on capital requirements

4. Credit and dilution risk

4.1. Accounting definitions

4.1.1. Definitions of non-performing assets and impaired positions

Pursuant to the provisions of the Accounting Circular, the Group classifies its debt instruments under the heading of Assets impaired by credit risk both for the risk attributable to the customer and for country risk:

Customer risk includes:

Risks due to default: includes those debt instruments that have amounts due on principal, interest or any other cost agreed by contract, regardless of who the holder is or the guarantee involved, with a seasoning of more than 3 months, unless they involve write-offs; as well as those debt instruments that are classified as non-performing through the accumulation of balances rated as non-performing through default for an amount exceeding 25% of the overall sums pending collection.

For reasons other than default: includes those debt instruments for which there is no concurrence of the circumstances required to classify them as write-offs or non-performing for reasons of default, and which generate doubt regarding their full reimbursement (principal and interest) under the terms and conditions agreed by contract.

Country risk: the assets impaired for reasons of country risk will be the debt instruments of operations in countries with long-standing difficulties in servicing their debt, therefore, the possibility of recovery is deemed doubtful, with the exception of those excluded from provisioning for country risk (e.g., risks attributed to a country, regardless of the currency in which they are denominated, registered in subsidiaries located in the holder’s country of residence, commercial loans with a due date not exceeding one year, etc.) and those that are to be classified as non-performing or write-offs for risk attributable to the customer.

Those operations for which there is a concurrence of reasons for classifying a transaction as credit risk, both for risk attributable to the customer and for country risk, are to be classified under the heading corresponding to risk attributable to the customer, unless it corresponds to a worse category for country risk, without prejudice to the fact that impairment losses attributable to customer risk are covered under the item of country risk when it involves a greater requirement.

Write-off risks are those debt instruments, due or otherwise, for which an individualized analysis has concluded that their recovery is deemed remote and that they should be classified as final write-offs.

4.1.2. Methods for determining value adjustments for impairment of assets and allowances

4.1.2.1. Methods used for determining value adjustments for impairment of assets

The impairment on financial assets is calculated by type of instrument and other circumstances that may affect it, taking into account the guarantees received by the holders of the instruments to assure (fully or partially) the performance of the transactions. The BBVA Group recognizes impairment charges directly against the impaired asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it records provisions made to cover estimated losses on their full value.

The amount of the deterioration of debt instruments valued at their amortized cost is calculated by whether the impairment losses are determined individually or collectively.

Impairment losses determined individually

The amount of impairment losses recorded by these instruments coincides with the positive difference between their respective book values and the present values of future cash flows. These cash flows are discounted at the instrument’s original effective interest rate. If a financial instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

As an exception to the rule described above, the market value of quoted debt instruments is deemed to be a fair estimate of the present value of their future cash flows. The estimation of future cash flows for debt instruments considers the following:

All sums expected to be recovered during the remaining life of the instrument including those that may arise from collaterals and credit enhancements, if any, (once deduction has been made of the costs required for their foreclosure and subsequent sale). Impairment losses include an estimate of the possibility of

4. Credit and dilution risk

collecting of the accrued, past-due and uncollected interest.

The various types of risk to which each instrument is subject.

The circumstances under which the collections will foreseeably take place.

With respect to impairment losses resulting from the materialization of insolvency risk of the obligors (credit risk), a debt instrument is impaired when:

There is evidence of a reduction in the obligor’s capacity to pay, whether manifestly by default or for other reasons; and/or

Country-risk materializes, understood as the common risk among debtors who are resident in a particular country as a result of factors other than normal commercial risk, such as sovereign risk, transfer risk or risks derived from international financial activity.

The BBVA Group has developed policies, methods and procedures to calculate the losses that it may incur as a result of its credit risks, both attributable to the insolvency of counterparties and to country risk. These policies, methods and procedures are applied to the arrangement, study and documentation of debt instruments, risks and contingent commitments, as well as the detection of their deterioration and in the calculation of the amounts needed to cover their credit risk.

Impairment losses determined collectively

The collectively determined losses are calculated by using statistical procedures, and they are deemed equivalent to the portion of losses incurred but not yet allocated to specific transactions on the date that the accompanying consolidated financial statements are prepared.

The BBVA Group uses the concept of expected loss to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions. The parameters necessary for its calculation are also used to calculate economic capital and to calculate BIS II regulatory capital under internal models.

These models allow us to estimate the expected loss of the credit risk of each portfolio, in the one-year period after the reporting date, considering the characteristics of the counterparty and the guarantees and collateral associated with the transactions. The expected loss is calculated taking into account three factors: exposure at default, probability of default and loss given default.

Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction. PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year. Default is defined as amounts past due by 90 days or more, or cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

Loss given default (LGD) is the loss arising in the event of default. It depends mainly on the guarantees associated with the transaction.

The calculation of the expected loss also takes into account the adjustment to the cycle of the aforementioned factors, especially PD and LGD.

The methodology for determining the allowance for collectively determined losses seeks to identify the amounts of losses which, although incurred at the reporting date, have not yet been disclosed and which the Group knows will arise in the one-year period following the reporting date on the basis of historical experience and other specific information.

The calculation of the incurred loss and not yet disclosed, adjusts the expected loss taking into account two parameters:

The point-in-time loss parameter is an adjustment to eliminate the through-the-cycle component of the expected loss.

The loss identification period (LIP) is the time period between the occurrence of a specific impairment event and objective evidence of impairment becoming apparent on an individual basis; in other words, the time between the loss event and the date when its occurrence is identified

However, as required by the Bank of Spain, until the Spanish regulatory authority has verified and approved these internal models for the calculation of the allowance for collective losses incurred, the losses must also be calculated based on the information provided by the Bank of Spain related to the Spanish banking industry.

4.1.2.2. Methods used for provisioning for contingent exposures and commitments

Non-performing contingent exposures and commitments, except for letters of credit and other guarantees, are to be provisioned for an amount equal to the estimation of the sums expected to be disbursed that are deemed to be non-recoverable, applying criteria of valuation prudence. When calculating the provisions criteria similar to those established for non-performing assets for reasons other than customer default are applied.

Nonetheless, those letters of credit and other guarantees provided and classified as non-performing are to be covered at least by the coverage percentages specified for non-performing assets.

Likewise, the inherent loss associated with letters of credit and other guarantees provided that are in force and not impaired is covered by applying similar criteria to those set out in the preceding section on impairment losses determined collectively.

4.1.3. Criteria for removing or maintaining assets subject to securitization on the balance sheet

The accounting procedure for the transfer of financial assets depends on the manner in

4. Credit and dilution risk

which the risks and benefits associated with securitized assets are transferred to third parties.

Financial assets are only removed from the consolidated balance sheet when the cash flows they generate have dried up or when their implicit risks and benefits have been substantially transferred out to third parties.

It is considered that the Group substantially transfers the risks and benefits when these account for the majority of the overall risks and benefits of the securitized assets.

When the risks and benefits of transferred assets are substantially conveyed to third parties, the financial asset transferred is removed from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

In many situations, it is clear whether the entity has substantially transferred all the risks and benefits associated with the transfer of an asset. However, when it is not sufficiently clear if the transfer took place or not, the entity evaluates its exposure before and after the transfer by comparing the variation in the amounts and the calendar of the net cash flows of the transferred asset. Therefore, if the exposure to the variation in the current value of the net cash flows of the financial asset does not significantly change as a result of the transfer, then the entity has not substantially transferred all the risks and benefits associated with the ownership of the asset.

When the risks and/or benefits associated with the financial asset transferred are substantially retained, the asset transferred is not removed from the consolidated balance sheet and continues to be valued according to the same criteria applied prior to the transfer.

In the specific case of the SSPEs (Securitization Special Purpose Entities) to which Group institutions transfer their loan-books, the following control guidelines are to be considered with a view to analyzing their possible consolidation:

The activities of SSPEs are pursued on the Group’s behalf in accordance with its specific business requirements, whereby it will obtain benefits or advantages from these activities.

The Group retains decision-making powers in order to obtain the greater part of the benefits from the activities of SSPEs or has delegated such powers through an “auto-pilot” mechanism (SSPEs are structured in such a way that all their decisions and activities will already have been defined at the time of their creation).

The Group is entitled to obtain the greater part of the benefits from SSPEs and is therefore exposed to the risks forthcoming from their business.

The Group withholds the greater part of the residual benefits from SSPEs.

The Group withholds the greater part of the risks of the SSPE assets and the rules on asset removal are applied.

If there is control based on the preceding guidelines, the SSPEs are consolidated to the consolidated entity.

4.1.4. Criteria for the recognition of earnings in the event of the removal of assets from the balance sheet

In order for the Group to recognize the result of the sale of financial instruments, it has to involve the corresponding removal from the accounts, which requires the fulfillment of the requirements governing the substantial transfer of risks and benefits as described in the preceding point. The result will be reflected on the income statement, and calculated as the difference between the book value and the net value received including any new additional assets obtained minus any liabilities assumed.

When the amount of the financial asset transferred coincides with the total amount of the original financial asset, the new financial assets, financial liabilities and liabilities for the provision of services, as appropriate, that are generated as a result of the transfer will be recorded according to their fair value.

4.1.5. Key hypothesis for valuing risks and benefits retained on securitized assets

The Group considers that a substantial withholding is made of the risks and benefits of securitizations when the subordinated bonds of issues are kept and/or it grants subordinated finance to the securitization funds that mean substantially retaining the credit losses expected from the loans transferred.

The Group only has traditional securitizations and no synthetic securitizations.

4. Credit and dilution risk

4.2. Information on credit risks

4.2.1. Exposure to credit risk

Pursuant to Rule Thirteen in the Solvency Circular concerning the capital requirements for credit risk, exposure is understood to be any asset item and all items included in the Group’s memorandum accounts, involving credit risk and not deducted from the Group’s eligible capital. Accordingly, inclusion is made mainly of customer lending items, with their corresponding undrawn balances, letters of credit and guarantees, debt securities and capital instruments, cash and deposits in central banks and credit institutions, assets purchased or sold under a repurchase agreement (asset and liability repos), financial derivatives and fixed assets.

Below is a presentation of the original exposure and the allowances for losses under the advanced measurement and standardized approaches as of December 31, 2011 and 2010. In accordance with section one of Rule Twenty-Eight of the Solvency Circular, only the exposure net of allowances is presented for those exposures calculated under the standardized approach.

The increase in the original exposure to “Central governments and central banks” as of December 31, 2011, amounting to €34,296 million, is basically due to liability repos (about €22,000 million), whose capital consumption is practically zero. The rest is divided between deposits with central banks (€7,000 million) and sovereign debt, of which €4,000 million is a result of the integration of the Turkish bank Garanti.

In the category of “Regional and local governments”, the increase is largely attributable to Garanti Bank and Bancomer.

Growth in the original exposure of the rest of the categories is basically due to the integration of Garanti Bank and the increased lending portfolios of the South American subsidiaries.

2011 (Million euros)

Category of exposure Original exposure (1) Allowances (2) Exposure net of allowances (3)

Central Governments and Central Banks 112,419 -11 112,408

Regional Governments and Local Authorities 12,128 - 12,128

Public Sector Institutions and other Public Entities 4,115 - 4,114

Multilateral Development Banks 39 - 39

International Organizations 12 - 12

Institutions 16,293 -24 16,269

(Continued)

(Continued)

Category of exposure Original exposure (1) Allowances (2) Exposure net of allowances (3)

Corporates 92,579 -1,576 91,003

Retail 48,151 -287 47,864

Collateralized with real estate property 45,300 -111 45,189

Default status 8,632 -1,175 7,457

High risk 1,874 -42 1,833

Guaranteed Bonds 78 - 78

Short term to Institutions and Corporates 895 - 895

Mutual funds 216 - 216

Other Exposures 20,522 -12 20,510

TOTAL STANDARDIZED APPROACH 363,252 -3,237 360,015

Central Governments and Central Banks 1,909 -4

Institutions 98,320 -44

Corporates 156,313 -3,356

Retail 82,430 -1,059

Secured by real estate collateral 68,859 -392

Qualifying revolving retail 10,374 -536

Other retail 3,196 -131

TOTAL ADVANCED MEASUREMENT APPROACH 338,972 -4,464

SUBTOTAL CREDIT RISK (securitizations and equity positions not included) 702,224 -7,701

Securitization positions 8,396 -255

Standardized approach 6,351 -131 6,220

Advanced measurement approach 2,045 -123

Equity 6,426 -433

Simple method 1,216 -314

Equity instruments in sufficiently diversified portfolios 610 -27

Exchange traded equity instruments 606 -287

PD/LGD method 4,730 -2

Internal models 480 -117

TOTAL CREDIT RISK 717,045 -8,389

(1) Gross exposure prior to the application of risk mitigation techniques.

(2) It includes provisions for the Impairment of financial assets and other valuation adjustments, with the exception of the generic provision included in the capital base as more Additional Capital, as per Rule Eight in the Solvency Circular.

(3) Exposures are adjusted solely by provisions in the case of exposures by the standardized approach.

4. Credit and dilution risk

2010 (Million euros)

Category of exposure

Original exposure (1) Allowances (2) Exposure net of allowances (3)

Central Governments and Central Banks 78,123 -5 78,118

Regional Governments and Local Authorities 6,355 -1 6,354

Public Sector Institutions and other Public Entities 5,350 -3 5,347

Multilateral Development Banks 51 - 51

International Organizations 13 - 13

Institutions 13,377 -59 13,318

Corporates 83,749 -569 83,180

Retail 38,087 -168 37,920

Collateralized with real estate property 42,165 -293 41,872

Default status 8,335 -2,144 6,191

High risk 2,202 -245 1,957

Short term to Institutions and Corporates 729 -4 725

Mutual funds 49 - 49

Other exposures 16,052 -1,372 14,680

TOTAL STANDARDIZED APPROACH 294,636 -4,862 289,774

Central Governments and Central Banks 1,087 -3

Institutions 95,730 -52

Corporates 161,743 -3,395

Retail 83,515 -996

Secured by real estate collateral 69,998 -286

Qualifying revolving retail 10,166 -546

Other retail 3,351 -164

TOTAL ADVANCED MEASUREMENT APPROACH 342,075 -4,446

(Continued)

(Continued)

Category of exposure Original exposure (1) Allowances (2) Exposure net of allowances (3)

SUBTOTAL CREDIT RISK (securitizations and equity positions not included) 636,711 -9,309

Securitization positions 8,456 -256

Standardized approach 6,021 -174 5,847

Advanced measurement approach 2,435 -82

Equity 7,345 -429

Simple method 1,473 -326

Equity instruments in sufficiently diversified portfolios 1,051 -29

Exchange traded equity instruments 422 -297

PD/LGD method 5,375 -

Internal models 497 -103

TOTAL CREDIT RISK 652,512 -9,994

(1) Gross exposure prior to the application of risk mitigation techniques.

(2) It includes provisions for the Impairment of assets (financial and non-financial) and other valuation adjustments, with the exception of the generic provision included in the capital base as more Additional Capital, as per Rule Eight in the Solvency Circular.

(3) Exposures are adjusted solely by provisions in the case of exposures by the standardized approach.

4. Credit and dilution risk

4.2.2. Average value of the exposures throughout 2011 and 2010

(Million euros)

Category of exposure	Original average exposure for the period	
	2011	2010
Central governments and Central Banks	105,229	67,829
Regional Governments and Local Authorities	8,811	6,230
Public Sector Institutions and other Public Entities	4,162	6,550
Multilateral Development Banks	45	26
International Organizations	12	15
Institutions	16,483	15,224
Corporates	84,920	80,858
Retail	46,872	36,606
Collateralized with real estate property	46,236	41,346
Default status	8,714	8,226
High risk	1,967	2,146
Guaranteed Bonds	34	-
Short term to institutions and Corporates	694	655
Mutual funds	138	55
Other exposures	17,870	17,089
TOTAL STANDARDIZED APPROACH	**342,188**	**282,855**
Central Governments and Central Banks	3,059	1,806
Institutions	96,325	90,189
Corporates	157,715	167,239
Retail	82,726	81,934
Secured by real estate collateral	*69,324*	*68,892*
Qualifying revolving retail	*10,109*	*9,692*
Other retail	*3,294*	*3,350*
TOTAL ADVANCED MEASUREMENT APPROACH	**339,826**	**341,169**
SUBTOTAL CREDIT RISK (securitizations and equity positions not included)	**682,014**	**624,024**
Securitization positions	8,234	8,610
Standardized approach	6,063	6,164
Advanced measurement approach	2,171	2,445
Equity	6,875	7,838
Simple Method	1,294	1,770
Equity instruments in sufficiently diversified portfolios	787	1,273
Exchange traded equity instruments	507	497
PD/LGD method	5,054	5,572
Internal models	527	496
TOTAL CREDIT RISK	**697,122**	**640,471**

4.2.3. Distribution by geographical area

The following charts present the distribution by significant geographic areas of the original exposure by country pursuant to the obligor's country. The breakdown includes exposure under the standardized and advanced measurement approaches, without including positions in equity.

2011

(Million euros)

Category of exposure	Total	Original exposure by geographical area				
		Europe	Mexico	USA & Puerto Rico	South America	Rest of the world
Central Governments and Central Banks	112,419	82,881	13,309	4,452	11,735	41
Regional Governments and Local authorities	12,128	5,218	3,792	2,592	457	69
Public Sector Institutions and other Public Entities	4,115	1,446	-	1,420	1,248	-
Institutions	16,293	8,848	2,070	2,145	2,770	461
Corporates	92,579	27,584	14,105	32,400	17,999	491
Retail	48,151	16,665	5,130	6,265	20,036	55
Collateralized with real estate property	45,300	14,930	10,415	11,464	8,478	13
Securitization positions	6,351	689	93	5,569	-	-
Other exposures	32,268	17,950	4,957	3,575	5,549	237
TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	**369,604**	**176,211**	**53,871**	**69,883**	**68,272**	**1,367**
Central Governments and Central Banks	1,909	34	31	1,191	427	227
Institutions	98,320	90,868	14	3,921	291	3,226
Corporates	156,313	133,385	1,865	9,426	4,097	7,539
Retail	82,430	71,941	10,379	12	27	70
Securitization positions	2,045	1,950	-	28	-	66
TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	**341,016**	**298,179**	**12,289**	**14,578**	**4,843**	**11,127**
TOTAL CREDIT RISK	**710,620**	**474,390**	**66,159**	**84,461**	**73,115**	**12,495**

Note: Positions in equity are not included.

4. Credit and dilution risk

23

The next table shows the distribution by geographical area of the book balances of the non-performing and impaired exposures of financial assets and contingent liabilities:

2011

(Million euros)

	Total	Europe	Mexico	USA & Puerto Rico	South America	Rest of the world
Non-performing and impaired exposures	16,071	11,918	1,286	1,721	1,032	115

Note: Accounting balances solvency perimeter excluding equity positions.

The next table shows the distribution by geographical area of the book balances of the allowances for financial asset losses and for contingent liabilities.

2011

(Million euros)

	Total	Europe	Mexico	USA & Puerto Rico	South America	Rest of the world
Allowance for asset losses	9,867	5,481	1,553	1,259	1,478	96

Note: Accounting balances solvency perimeter excluding equity positions.

4.2.4. Distribution by sector

The following table shows the distribution by economic sector (standardized and advanced measurement approaches) of the original exposure. The breakdown does not include positions in equity.

2011

(Million euros)

		Original exposure by sector							
Category of exposure	Total	EECC, Insurance and financial brokerage	Public sector	Agriculture	Industry	Construction	Commercial	Retail	Other sectors
Central Governments and Central Banks	112,419		15.8%						
Regional Governments and Local Authorities	12,128		1.7%						
Public Sector Institutions and other Public Entities	4,115		0.6%						
Institutions	16,293	2.3%							
Corporates	92,579	0.4%		0.5%	1.8%	1.1%	5.6%		3.6%
Retail	48,151			0.1%	0.1%	0.2%	0.9%	4.9%	0.6%
Collateralized with real estate property	45,300				0.1%	0.2%	0.2%	4.8%	1.0%
Securitization positions	6,351	0.1%	0.5%				0.3%		
Other exposures	32,268	0.3%		0.1%	0.2%	0.2%	0.3%	0.9%	2.6%
TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	369,604	3.2%	18.6%	0.7%	2.2%	1.7%	7.2%	10.6%	7.8%
Central Governments and Central Banks	1,909		0.3%						
Institutions	98,320	9.9%	3.9%						
Corporates	156,313	2.7%		0.1%	8.0%	1.8%	2.1%		7.3%
Retail	82,430							11.6%	
Securitization positions	2,045	0.3%							
TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	341,016	12.9%	4.2%	0.1%	8.0%	1.8%	2.1%	11.6%	7.3%
TOTAL CREDIT RISK	710,620	16.1%	22.8%	0.8%	10.1%	3.5%	9.4%	22.2%	15.1%

Note: Positions in equity are not included.

4. Credit and dilution risk

24

The following table shows the distribution by counterparty of the book balances of the non-performing and impaired exposures of financial assets and contingent liabilities.

2011

(Million euros)

	Total	EECC, Insurance and financial brokerage	Public sector	Corporates	Retail	Other sectors
Non-performing and impaired exposures	16,071	4.2%	0.5%	58.7%	29.7%	6.8%

Note: Accounting balances solvency perimeter excluding equity positions.

The next table shows the distribution by counterparty of the book balances of allowances for financial asset losses and for contingent exposures:

2011

(Million euros)

	Total	EECC, Insurance and financial brokerage	Public sector	Corporates	Retail	Other sectors
Specific allowance for asset losses	6,583	5.9%	1.1%	56.3%	26.7%	9.9%
Generic allowance	3,284					
Total allowance for asset losses	**9,867**					

Note: Accounting balances solvency perimeter excluding equity positions.

4.2.5. Distribution by residual maturity

The following table presents the distribution of original exposure by residual maturity, broken down by category of exposure under the standardized and advanced measurement approaches:

2011

(Million euros)

Category of exposure	Total	Original exposure by residual maturity		
		Less than 1 year	Between 1 and 5 years	Over 5 years
Central Governments and Central Banks	112,419	71,574	27,332	13,512
Regional Governments and Local Authorities	12,128	4,253	4,645	3,230
Public Sector Institutions and other Public Entities	4,115	1,536	1,601	978
Institutions	16,293	6,110	6,885	3,298
Corporates	92,579	31,090	38,010	23,480
Retail	48,151	17,820	19,148	11,183
Collateralized with real estate property	45,300	1,841	3,049	40,411
Securitization positions	6,351	7	624	5,721
Other Exposures [1]	32,268	1,151	435	1,529
TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	**369,604**	**135,382**	**101,728**	**103,340**
Central Governments and Central Banks	1,909	101	370	1,439
Institutions	98,320	45,361	28,562	24,396
Corporates	156,313	60,820	47,319	48,174
Retail [2]	82,430	10,515	2,608	69,307
Securitization positions	2,045	48	544	1,453
TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	**341,016**	**116,845**	**79,402**	**144,768**
TOTAL CREDIT RISK [3]	**710,620**	**252,227**	**181,130**	**248,108**

(1) The item "Other Exposures" includes the category of Other Exposures (mainly fixed assets and cash). In view of their nature, this category is not broken down by residual maturity.
(2) The balance set as less than a year is largely attributable to cards in the Mexico area.
(3) Positions in equity are not included.

4. Credit and dilution risk

25

4.2.6. Allowances for impairment losses and allowances for contingent risks and commitments

The following table presents the movement recorded in the years 2011 and 2010 in the allowance for impairment losses of financial assets on the balance sheet and for contingent liabilities and commitments, including country risk, generic and specific funds in equity positions.

2011 (Million euros)

Item	Allowances on Assets	Allowances for Contingent Liabilities and Commitments	Total
BALANCE BoY 2011	10,032	264	10,296
Increase in impairment charged to income	6,097	17	6,114
Decrease in impairment credited to income	-1,551	-24	-1,574
Institutions acquired by the Group during the year	305	12	317
Institutions disposed of during the year	-	-	-
Transfers to written-off loans	-4,114	-	-4,114
Exchange differences and other transactions	-761	22	-739
BALANCE EoY 2011	10,009	291	10,300
For impaired portfolio	6,903	135	7,038
For current non-impaired portfolio	3,105	156	3,262

Note: Solvency perimeter.

2010 (Million euros)

Item	Allowances on Assets	Allowances for Contingent Liabilities and Commitments	Total
BALANCE BoY 2010	9,202	243	9,445
Increase in impairment charged to income	7,195	62	7,256
Decrease in impairment credited to income	-2,236	-40	-2,276
Institutions acquired by the Group during the year	-	-	-
Institutions disposed of during the year	-	-	-
Transfers to written-off loans	-4,488	-	-4,488
Exchange differences and other transactions	360	-1	359
BALANCE EoY 2010	10,032	264	10,296
For impaired portfolio	7,305	145	7,450
For current non-impaired portfolio	2,727	119	2,846

Note: Solvency perimeter.

4.2.7. Total impairment losses for the period

The following table shows details of impairment losses and provisions on financial assets and contingent risks and commitments, as well as derecognition of losses previously recognized in asset write-offs recorded directly in the income statement in 2011 and 2010.

(Million euros)

Items	2011	2010
Financial assets	4,220	4,706
Of which:	-	
Recovery of written-off assets	-327	-253
Contingent exposure and commitments (recoveries (-))	-6	22
TOTAL IMPAIRMENT LOSSES	4,214	4,728

Note: Solvency perimeter.

4. Credit and dilution risk

26

4.3. Information on counterparty risk

Counterparty exposure involves that part of the original exposure corresponding to derivative instruments, repurchase and resale transactions, securities or commodities lending or borrowing transactions and deferred settlement transactions.

4.3.1. Policies on managing counterparty risk

4.3.1.1. Methodology: allocation of internal capital and limits to exposures subject to counterparty risk

The Group has an economic model for calculating internal capital through exposure to counterparty risk in treasury operations. This model has been implemented in the systems of the Risk unit in Markets Areas, and it is used to estimate the distribution of potential losses the Group faces due to possible default of the instrument counterparties.

The calculation process is based on the Monte Carlo simulation of the aforementioned distribution of losses consisting of the product of three sources of uncertainty: exposures, defaults and loss given default (LGD).

The generation of exposures is undertaken in a manner that is consistent with those used for the monitoring and control of credit risk limits. The time horizon is divided up into intervals, and the market risk factors (interest rates, exchange rates, etc.) underlying the instruments that determine their valuation are simulated for each interval. The exposures are generated from 500 different scenarios using the Monte Carlo method for risk factors (subject to counterparty risk) and applying the corresponding mitigations to each counterparty (in other words, applying collateral and/or netting agreements as applicable).

The individual defaults of the counterparties are simulated by means of a factorial model that takes into account the correlations between counterparties and the credit quality of the different counterparties. In addition, the model includes the random nature of loss given default.

The correlations, loss given defaults, internal ratings and associated probabilities of default are consistent with the Group’s economic model for general credit risk.

The distribution of possible losses for credit risk for a one-year horizon is constructed through the simulation of the variables considered and through the process indicated, thereby estimating the 99.9% percentile corresponding to the level of confidence for estimating the risk. This figure is modified by an adjustment factor for the possible maturity subsequent to one year of the operations in a similar vein to the general approach adopted by Basel for the treatment of credit risk.

Counterparty limits are specified within the financial programs authorized for each subsidiary within the line item of treasury limits. It stipulates both the limit and the maximum term for the operation. The use of transactions within the limits is measured in terms of mark-to-market valuation plus the potential risk with Monte Carlo Simulation methodology (95% confidence level) and bearing in mind the possible existence of collateral contracts.

Control of the counterparty risk in the Markets Area is carried out through a corporate platform that enables online monitoring of the limits and availabilities established for the different counterparties and clients. This control is completed by independent units of the business area to guarantee proper segregation of functions.

4.3.1.2. Policies for ensuring the effectiveness of collaterals and establishing the value adjustments for impairment to cover this risk

The Group has concluded collateral contracts with many of its counterparties that serve as a guarantee of the mark-to-market valuation of derivatives operations. The collateral consists mostly of deposits, which means that no situations of impairment are forthcoming.

A tool has been specifically designed to process and manage the collateral contracts concluded with counterparties. This application enables the management of collateral at the transaction level -useful for controlling and monitoring the status of specific operations- as well as at the position level by providing accumulated information according to different parameters or characteristics. Furthermore, this tool feeds the applications responsible for estimating counterparty risk by providing all the necessary parameters for considering the impact of mitigation in the portfolio due to the agreements concluded.

Likewise, there is also an application that reconciles and adjusts the positions serving the Collateral and Risks units.

In order to uphold the effectiveness of collateral contracts, the Group carries out a daily monitoring of the market values of the operations governed by such contracts and of the deposits made by the counterparties. Once the amount of the collateral to be delivered or received is obtained, the collateral demand (margin call), or the demand received, is carried out at the intervals established in the contract, usually daily. If significant variations arise from the process of reconciliation between the counterparties, they are reported by the

4. Credit and dilution risk

Collateral unit to the Risks unit for subsequent analysis and monitoring. Within the control process, the Collateral unit issues a daily report on the guarantees which includes the description by counterparty of the exposure and collateral, making special reference to those guarantee deficits at or beyond the set warning levels. Collateral insufficiencies are considered to be of greater credit exposure by consuming the line for the corresponding amount.

4.3.1.3. Policies regarding the risk of adverse effects occurring due to correlations

Derivatives contracts may give rise to potential adverse correlation effects between the exposure to the counterparty and its credit quality (wrong-way-exposures). The Group has strict policies on the treatment of exposures of this nature. First, they follow specific admission processes for each individual operation; and second, they compute the effects of risk not for the potential value of the exposure but for 100% of its nominal value.

4.3.1.4. Impact of collaterals in the event of a downgrade in their credit rating

In derivatives operations, as a general policy, the Group does not conclude collateral contracts that involve an increase in the amount to be deposited in the event of the Group being downgraded.

The general criterion applied to date with banking counterparties is to establish a zero threshold within collateral contracts, independently of the mutual rating (provision will be made as collateral of any difference that arises through mark-to-market valuation, however small it may be). Therefore, the Group's downgrading will not have a significant impact on the amount of collateral to be provided.

4.3.2. Amounts of counterparty risk

The calculation of the original exposure for the counterparty risk of derivatives, according to Rule Seventy-one in the Bank of Spain Circular 3/2008, can be made by means of the following methods: original risk, mark-to-market valuation, standardized and internal models.

The Group calculates solely the value of exposure to risk through the mark-to-market method obtained as the aggregate of the positive mark-to-market value after contractual netting agreements plus the potential future risk of each transaction or instrument.

There follows a specification of the amounts in million euros involved in the counterparty risk of derivatives as at December 31, 2011 and 2010.

(Million euros)

Counterparty risk of derivatives	2011	2010
Gross positive fair value of the contracts	49,989	34,084
Positive effects arising from compensation agreements (netting agreements)	42,565	31,338
Credit exposure after netting and before collateral assigned	32,636	25,182
Collateral assigned	4,081	2,825
Credit exposure after netting and collateral assigned	28,555	22,358

The total exposure to counterparty risk, composed basically of repo transactions and OTC derivatives, is €109,581 million and €85,336 million, as of December 31, 2011 and 2010 respectively, after applying any compensation agreements applicable.

4.3.2.1. Credit derivative transactions

The table below shows the amounts corresponding to transactions with credit derivatives used in intermediation activities:

2011 (Million euros)

		Types of derivatives			
Classification of derivatives	Total notional amount of the transactions	(CDS) on individual names	(CDSI) on indexes	Baskets Nth to default	(CDO) on tranches
Protection purchased	44,159	16,232	26,313	986	628
Protection sold	43,422	16,630	26,122	10	659

2010 (Million euros)

		Types of derivatives			
Classification of derivatives	Total notional amount of the transactions	(CDS) on individual names	(CDSI) on indexes	Baskets Nth to default	(CDO) on tranches
Protection purchased	37,198	17,011	18,982	519	685
Protection sold	35,827	16,272	18,875	44	635

As of December 31, 2011 and 2010 the Group did not hold any credit derivatives for use in its own lending portfolio.

4. Credit and dilution risk

28

4.4. Information on the standardized approach

4.4.1. Identification of external rating agencies

The external credit assessment institutions (ECAIs) appointed by the Group to determine the risk weightings applicable to its exposures are the following: Standard & Poor’s, Moody’s and Fitch.

The exposures for which the ratings of each ECAI are used are those corresponding to the wholesale portfolios, basically involving central governments and central banks in developed countries, and financial institutions.

In those cases in which a counterparty has ratings by different ECAIs, the Group follows the procedure laid down in Rule Twenty-one in the Solvency Circular, which specifies the order of priority to be used in the assignment of ratings. When two different credit ratings made by designated ECAIs are available for a rated exposure, application is to be made of the higher risk weighting. However, when there are more than two credit ratings for the same rated exposure, use is to be made of the two credit ratings that provide the lowest risk weightings. If the two lowest risk weightings coincide, then that weighting will be applied; if they do not coincide, the higher of the two will be applied.

4.4.2. Assignment of the credit ratings of public share issues

The number of cases and the amount of these assignments is not relevant for the Group in terms of admission and management of issuer credit risk.

4. Credit and dilution risk

4.4.3. Exposure values before and after the application of credit risk mitigation techniques

The following tables present the amounts for net exposure, prior to the application of credit risk mitigation techniques, for different risk weightings and for the different categories of risk that correspond to the standardized method, excluding securitization positions:

2011 (Million euros)

	Exposure net of allowances for losses							
	Risk weighting							
Category of exposure	0%	5% and 20%	22% and 35%	50%	75%	100%	110%-150%-300%	Total
Central Governments and Central Banks	101,800	915	-	1,945	-	7,670	78	112,408
Regional Governments and Local Authorities	689	5,160	-	3,934	-	2,315	30	12,128
Public Sector Institutions and other Public Entities	680	1,918	-	813	-	701	3	4,114
Multilateral Development Banks	3	14	-	-	-	22	-	39
International Organizations	12	-	-	-	-	-	-	12
Institutions	-	14,368	59	202	-	1,641	-	16,269
Corporates	-	4,871	-	3,475	-	82,266	391	91,003
Retail	-	-	-	-	47,864	-	-	47,864
Collateralized with real estate property	-	-	34,513	4,689	-	5,987	-	45,189
Default status	-	-	-	712	-	4,896	1,850	7,457
High risk	-	-	-	-	-	95	1,738	1,833
Guaranteed bonds	-	78	-	-	-	-	-	78
Short term to Institutions and Corporates	-	895	-	-	-	-	-	895
Mutual funds	-	-	-	-	-	216	-	216
Other exposures	8,249	886	-	-	-	11,361	13	20,510
TOTAL (1)	**111,433**	**29,105**	**34,572**	**15,771**	**47,864**	**117,169**	**4,101**	**360,015**

(1) It does not include securitization positions.

2010 (Million euros)

	Exposure net of allowances for losses							
	Risk weighting							
Category of exposure	0%	20%	35%	50%	75%	100%	150%	Total
Central Governments and Central Banks	67,946	1,145	-	3,581	-	5,425	22	78,118
Regional Governments and Local Authorities	557	5,646	-	50	-	101	-	6,354
Public Sector Institutions and other Public Entities	518	3,810	-	506	-	509	3	5,347
Multilateral Development Banks	-	24	-	3	-	24	-	51
International Organizations	13	-	-	-	-	-	-	13
Institutions	-	11,176	-	1,223	-	918	-	13,318
Corporates	-	6,511	-	2,798	-	73,786	86	83,180
Retail	-	-	-	-	37,920	-	-	37,920
Collateralized with real estate property	-	-	29,014	6,135	-	6,723	-	41,872
Default status	-	-	-	85	-	4,892	1,213	6,191
High risk	-	-	-	1	-	157	1,800	1,957
Short term to Institutions and Corporates	-	725	-	-	-	-	-	725
Mutual funds	-	-	-	-	-	49	-	49
Other exposures	2,065	810	-	-	-	11,802	3	14,680
TOTAL (1)	**71,099**	**29,847**	**29,014**	**14,382**	**37,920**	**104,386**	**3,126**	**289,774**

(1) It does not include securitization positions.

4. Credit and dilution risk

30

The tables below show exposure amounts after the application of credit risk mitigation techniques, for different risk weightings and for the different categories of risk that correspond to the standardized method, excluding securitization positions.

2011 (Million euros)

	Fully adjusted value of the exposure[1]							
	Risk weighting							
Category of exposure	0%	5% and 20%	22% and 35%	50%	75%	100%	110%-150%-300%	Total
Central Governments and Central Banks	72,731	916	-	1,945	-	7,670	78	83,339
Regional Governments and Local Authorities	689	5,176	-	1,984	-	2,299	30	10,178
Public Sector Institutions and other Public Entities	680	1,918	-	734	-	690	3	4,025
Multilateral Development Banks	19	14	-	-	-	22	-	55
International Organizations	12	-	-	-	-	-	-	12
Institutions	-	14,559	59	218	-	1,641	-	16,476
Corporates	-	4,904	-	3,383	-	78,690	391	87,368
Retail	-	-	-	-	46,757	-	-	46,757
Collateralized with real estate property	-	-	33,323	4,689	-	5,879	-	43,891
Default status	-	-	-	667	-	4,886	1,849	7,402
High risk	-	-	-	-	-	92	1,717	1,809
Guaranteed bonds	-	78	-	-	-	-	-	78
Short term to institutions and Corporates	-	895	-	-	-	-	-	895
Mutual funds	-	-	-	-	-	216	-	216
Other exposures	14,038	1,117	428	-	-	11,393	20	26,997
TOTAL[2]	88,170	29,577	33,810	13,620	46,757	113,477	4,086	329,497

(1) It is defined as the value of the exposure net of provisions, following the application of risk mitigation techniques.
(2) It does not include securitization positions.

2010 (Million euros)

	Fully adjusted value of the exposure[1]							
	Risk weighting							
Category of exposure	0%	20%	35%	50%	75%	100%	150%	Total
Central Governments and Central Banks	56,388	1,145	-	3,581	-	5,425	22	66,561
Regional Governments and Local Authorities	557	5,636	-	50	-	101	-	6,344
Public Sector Institutions and other Public Entities	518	3,790	-	506	-	491	3	5,308
Multilateral Development Banks	-	24	-	3	-	24	-	51
International Organizations	13	-	-	-	-	-	-	13
Institutions	-	14,319	-	1,223	-	918	-	16,461
Corporates	-	6,526	-	2,873	-	70,588	86	80,073
Retail	-	-	-	-	35,869	-	-	35,869
Collateralized with real estate property	-	-	28,697	6,112	-	6,553	-	41,362
Default status	-	-	-	85	-	4,872	1,213	6,170
High risk	-	-	-	1	-	156	1,776	1,933
Short term to institutions and Corporates	-	725	-	-	-	-	-	725
Mutual funds	-	-	-	-	-	49	-	49
Other exposures	2,551	1,079	314	-	-	11,938	11	15,894
TOTAL[2]	60,027	33,244	29,012	14,435	35,869	101,116	3,110	276,813

(1) It is defined as the value of the exposure net of provisions, following the application of risk mitigation techniques.
(2) It does not include securitization positions.

4. Credit and dilution risk

31

4.5. Information on the IRB method

4.5.1. General information

4.5.1.1. Authorization by the Bank of Spain for the use of the IRB method

The following is a list of the models authorized by the Bank of Spain for the purpose of their use in the calculation of capital requirements.

Institution Portfolio

BBVA S.A Financial Institutions Public Institutions

Uno-E Bank Corporates Corporates

BBVA Ireland Developers Retail Mortgages Specialist Finance Autos Finanzia

BBVA Bancomer Retail Revolving (Credit Cards)

BBVA Group Equity

The approval of the models by the Bank of Spain includes both own estimations of the probability of default (PD), loss given default (LGD) and the internal estimation of credit conversion factors (CCFs).

The Group maintains its calendar for receiving approval for additional advanced internal models in different types of risks and geographical areas.

4.5.1.2. Structure of internal rating systems and relationship between internal and external ratings

The Group has rating tools for each one of the exposure categories listed in the Basel Accord.

The retail portfolio has scoring tools for determining the credit quality of transactions on the basis of information on the transaction itself and on the customer. The scoring models are algorithms calculated using statistical methods that score each transaction. This score reflects the transaction’s level of risk and is in direct relation to its probability of default (PD).

These decision models are the basic tool for deciding who should receive a loan and the amount to be granted, thereby contributing to both the arrangement and management of retail-type loans.

For the wholesale portfolio, the Group has rating tools that, as opposed to scorings, do not assess transactions but rather, customers. The Group has different tools for rating the various customer segments: SMEs, corporates, public administrations, etc.

In those wholesale portfolios in which the number of defaults is very low (sovereign risks, corporates, financial institutions) the internal information is supplemented by the benchmarks of external rating agencies. The PD estimations made by the Group are transferred to the Group’s Master Scale, enabling a comparison to be made with the scales used by external agencies.

4.5.1.3. Use of internal estimations for purposes other than the calculation of capital requirements

The Group’s internal calculations are a vital component of management based on value creation, providing criteria for assessing the risk-return trade-off.

These measures have a broad range of uses, from the adoption of strategic business decisions through to the individual admission of transactions.

Specifically, internal estimations are used in everyday business in support of credit risk management through their inclusion in admission and monitoring processes, as well as in the pricing of transactions.

The management use of performance metrics that consider expected loss, economic capital and risk-adjusted return enables the monitoring of portfolios and the assessment of non-performing positions, among others.

4.5.1.4. Process for managing and recognizing the effects of credit risk mitigation

The Group uses risk mitigation techniques for exposures pertaining to the wholesale portfolio by replacing the obligor’s PD with that of the guarantor, in those cases in which the latter is eligible and their PD is lower than the obligor’s.

In retail admission processes, the scoring contains the effect of the guarantor, and the recovery flows that are forthcoming throughout the cycle reflect the recoveries related to the guarantees associated with the contracts. This means that the effect of the guarantees is taken into account in the actual estimation of the loss given default for retail portfolios.

4.5.1.5. Mechanisms used for controlling internal rating systems

The entity carries out the control and monitoring of the rating systems and metrics for risk management for private individuals, SMEs and the self-employed, corporates and institutions. The activities are carried out, within certain analytical and qualitative fields, by realizing periodic 360º monitoring of all impacts of the tools as well as their internal function in terms of efficiency and effectiveness.

4. Credit and dilution risk

Global understanding of the systems allows action plans to be established, with a follow-up to ensure their proper execution. The weaknesses of the rating systems are thus identified and managed. The monitoring function is the main driving force of new developments and evolving maintenance, which allow the business interests of the entity to be aligned with regulatory requirements within a framework of analytical, technical and technological capacities.

Analysis, in the methodological sphere, is defined as the monitoring of the predictive capabilities of the models, backtesting calibration of the parameters, proper granularity and concentration, sample stability of input, as well as traceability, integrity and consistency.

The use of rating systems by the different areas is overseen from the context of integration in management. This context defines parameter sensitivity tests, stress-tests of estimates, proper use of the parameters in the portfolio management to facilitate decision-making, control of exposure without rating, risk policies and the framework for delegating tasks, structures of decision-making committees, implementation risk evaluation, proper technological environment, evaluation of the inclusion of the parameters in corporate applications, proper follow-up of the training of users to guarantee its proper implementation and full comprehension, follow-up of the correct structure and quality of documentation, as well as all other activities that ensure the correct use of management metrics.

Furthermore, access to the internal rating repository is based on IT system-authorized profiles ensuring that only the customer loan management supervisors can see the scoring and rating.

Control of the capital process is performed by Risk units that are independent of the units that calculate the scoring and rating and which, therefore, are users of the internal rating system. These control mechanisms are established at different levels of the process, such as at input, execution and final outputs, and involve both the integrity of the data and their accuracy and correctness.

4.5.1.6. Description of the internal rating process

There follows a description of the internal classification processes according to each customer category:

Central banks and central governments: The assignment of sovereign risk ratings is made by the Risk units nominated accordingly, which periodically analyze customers of this nature, rating them according to the parameters included in the corresponding rating model.

This model comprises different tools depending on the type of country: developed, emerging or peripheral. Ratings in local and foreign currencies are generated for these three tools.

In general, the rating is obtained through the ratings of external agencies, if these exist, except for the case of foreign currencies in emerging and peripheral countries in which a ratio is established among the scores granted to each country for country risk and the empirical PD of the rating agencies, which enable the classification of these countries using the BBVA master scale.

In the case of emerging countries with presence of BBVA subsidiaries, the rating in local currency is adjusted to that obtained by the emerging countries’ tool under the authorization of the Sovereign Risk Committee.

Institutions: The rating of Public Institutions is generally provided by the risk units responsible for their approval, on a yearly basis, coinciding with the review of customer risk or with the reporting of their accounts.

In the case of Financial Institutions, the Risk unit responsible makes a regular assessment of this type of customer, continuously monitoring their evolution on domestic and international markets. External ratings are a key factor in assigning ratings for financial institutions.

Corporates: Includes the rating of exposures with corporate business groups. The result is influenced by both qualitative (business positioning, financial flexibility, etc.) and quantitative indicators (size of group by sales, debt levels, etc.). The responsibility for rating lies with the units approving the exposure.

Companies and SMEs: This includes exposures with SMEs, specialized lending and collection rights. Company customers are classified according to which one of the different segments in this portfolio they belong to. The responsibility for the assessment may befall either the Units originating the risk or those approving it.

For the assessment and arrangement of specialized lending, the Group has chosen to apply the supervisory slotting criteria approach, as featured in the Basel Accord of June 2004 and in the Solvency Circular.

Developers: The rating of developers classifies property projects and associated operations, as well as the risk of client developers who are not associated with property projects. Its use makes it easier to monitor and rate projects during their execution phase.

Retail: This has been broken down into each one of the exposure categories referred to by the correlations foreseen in the sections defined in the Solvency Circular.

One of the most important processes in which scoring is fully integrated at the highest level and in all decision-making areas is the Group’s process for approving retail transactions. Scoring is an important factor for the analysis and resolution of transactions and it is a mandatory requirement to include it in decision-making on risk in those segments for which it has been designed. In the process of marketing and approving retail transactions, the manager is responsible for marketing management, the quality of the risk and the return, in other words, he carries out an integrated customer

4. Credit and dilution risk

management process, attending to the processes of admission, monitoring and control.

The rating process is as follows for each specific category of retail exposure:

- Retail mortgages (Spain): the manager collects data on the customer (personal, financial, banking relationship information) and on the operation (LTV, amount, maturity, etc.) and carries out the rating of the transaction with the scoring. The decision of whether it is approved is made based on the results issued by the model.

- Autos Finanzia: The financing application may enter through the call center or be directly recorded in Finanzianet by our authorized dealers. The necessary information on the customer (personal, financial information, authorization of the consult from the external bureau of credit) and on the transaction (maturity, amount, etc.) is recorded to rate the transaction with the scoring. Once the validity of the information provided is obtained, the decision of whether to approve it is made based on the results issued by the model.

- Retail Revolving (BBVA Bancomer credit cards): the manager or specialist party gathers the necessary information on the customer (personal, financial information and authorization of the consult from the external bureau of credit) and on the transaction (limit requested) to rate the transaction with the scoring. The decision of whether it is approved is made based on the results issued by the model.

Equity. For its portfolio position registered as equity, the Group is applying the rating obtained for customers as a result of their classification in the lending process.

4.5.1.7. Definitions, methods and data for estimating and validating risk parameters

The estimation of the parameters is based on the uniform definition of default established at Group level. Specifically, for a contract or customer to be considered in a situation of default, the provisions of section 4.1.1 must be met, in line with current regulations.

Specifically, there are two approaches within the Group for considering default and estimating parameters:

The contract approach is applied within the sphere of retail risk. Each customer transaction is dealt with as an independent unit in terms of credit risk. Therefore, noncompliance with credit obligations towards the bank is handled at the transaction level, regardless of the behavior of the customer with respect to other obligations.

The customer approach is applied to the remainder of the portfolio. The significant unit for defining default is the customer’s sum of contracts, which enter a situation of default en masse when the customer defaults.

In addition, to avoid including defaults for small amounts in the estimations, defaulted volumes are to pass through a materiality filter that depends on the type of customer and transaction.

Estimating parameters

The Group has an RAR information system that reflects exposure to credit risk in the Group’s different portfolios included in advanced internal models.

RAR guarantees the availability of historical data recorded by the Group, which are used to estimate the parameters: Probability of Default (PD), Loss Given Default (LGD) and Credit Conversion Factors (CCF). These are then used to calculate the regulatory capital using the advanced measurement approach, economic capital and expected loss by credit risk. Internal estimations of the PD, LGD and CCF parameters are made for all the Group’s portfolios.

In the case of low default portfolios (LDP), in which the number of defaults tends to be insufficient for obtaining empirical estimates, use is made of data from external agencies that are merged with the internal information available and expert criteria.

Below are details of the estimation methodologies used for the PD, LGD and CCF risk parameters.

a. Probability of default (PD)

The methodology used for estimating the PD in those cases that have a mass of internal data of sufficient size is based on the creation of pools of exposures. The groups proposed with a view to calibration are defined by pooling contracts together seeking to achieve intra-group uniformity in terms of credit quality and differentiation with all the other risk groups. The largest possible number of pools is defined in order to allow a suitable discrimination of risk. The basic metric used for making these groupings is the score, being supplemented by other metrics relevant to PD that are proven to be sufficiently discriminating depending on the portfolio.

Once the pools of exposures have been defined, the average empirical PD recorded for each one is obtained and adjusted to the cycle. This metric provides stable estimates over the course of the economic cycle, referred to as PD-TTC (through the cycle). This calculation considers the portfolio’s track record and provides long-term levels of PD.

In low default portfolios (LDPs) the empirical PDs imputed by External Credit Assessment Institutions are used to obtain the PD of internal risk groups.

Finally, in customer-focused portfolios there is a Master Scale, which is simply a standard and uniform rule for credit levels that makes it possible to make comparisons of credit quality in the Group’s different portfolios.

b. Loss given default (LGD)

As a general rule, the method used to estimate the severity in portfolios with a sufficient number of defaults is Workout

4. Credit and dilution risk

LGD. Here, the LGD of a contract is obtained as a quotient of the sum of all the financial flows recorded during the recovery process that takes place when a transaction defaults, and the transaction’s exposure at the time of the default.

This estimate is made by considering all the historical data recorded in internal systems. When making the estimates, there are transactions that have already defaulted but for which the recovery process is still ongoing. The loss given default recorded at the time of the estimate is therefore higher than it will ultimately be. The necessary adjustments are made in these cases so as not to distort the estimate.

These estimates are made by defining uniform risk groups in terms of the nature of the operations that determine loss given default. They are made in such a way that there are enough groups for each one to be distinguishable and receive a different estimate.

In keeping with the guidelines set out by the rules, the estimates are made by distinguishing between wholesale and retail type exposures.

There is insufficient historical experience to make a reliable estimation in low default portfolios (LDP) using the Workout LGD method, so external sources of information are used, combined with internal data to provide the portfolio with a representative rate of loss given default.

The loss given default rates estimated according to the internal databases the Group holds are conditioned to the moment of the cycle of the data window used, since loss given default varies over the economic cycle. Hence, two concepts can be defined: long-term loss given default, referred to as Long-Run LGD (LRLGD), and loss given default at the worst moment in the cycle, called Downturn LGD (DLGD).

LRLGD is calculated by making an adjustment to capture the difference between the loss given default obtained empirically with the available sample and the average loss given default observed throughout the economic cycle.

In addition, an estimate is made to reflect the loss given default that would be observed at the worst moment in the next economic cycle (DLGD). An internal model is used for this.

These estimates are made for those portfolios whose loss given default is noticeably sensitive to the cycle. The different ways of the recovery cycles can conclude are determined for each portfolio and the level these parameters would have in a downturn situation are estimated.

c. Credit conversion factor (CCF)

As with the two preceding parameters, the exposure at the moment of default is another of the necessary inputs for calculating expected loss and regulatory capital. A contract’s exposure usually coincides with its balance. However, this does not hold true in all cases. For example, for those products with explicit limits, such as credit cards or credit lines, the exposure should incorporate the potential increase in the balance that may be recorded up to the time of default.

In observance of regulatory requirements, exposure is calculated as the drawn balance, which is the real risk at any specific moment, plus a percentage (CCF) of the undrawn balance, which is the part that the customer can still use until the available limit is reached. Therefore, the CCF is defined as the percentage of the undrawn balance that is expected to be used before default occurs.

CCF is estimated by using the cohort approach, analyzing how the exposure varies from a pre-established reference date through to the moment of default, obtaining the average performance according to the relevant metrics.

Different approaches are used for wholesale and retail type exposures. The contract approach analyzes the exposure’s evolution until the contract’s moment of breach of contract, whereas the customer approach analyzes the exposure’s evolution through to the moment of breach by the customer.

Once again, in low default portfolios (LDP) there is insufficient historical experience to make a reliable calculation with the Workout LGD method defined. In this case, too, use is made of external sources that are combined with internal data to provide a representative CCF of the portfolio.

4. Credit and dilution risk

4.5.2. Exposure values by category and obligor grade

The following table presents the information on credit risk by method of internal classifications (IRB) by obligor grade for the different categories of exposure. The information shown is balance-sheet volume, off-balance-sheet volume, exposure, EAD, PD-TTC and Downturn LGD and RW (internal estimates approved by the Bank of Spain).

2011 (Million euros)

Categories of exposure	Balance Sheet reassigned[1]	Off Balance Sheet reassigned[2]	Exposure reassigned (3)=(1)+(2)	EAD[4]	PD-TTC (%)	DLGD (%)	RW (%)
Central Governments and Central Banks	**2,755**	**993**	**3,748**	**3,228**	**0.82**	**33.92**	**17.60**
From AAA to AA-	2,282	810	3,092	2,664	0.03	32.17	11.12
From A+ to A-	265	90	355	309	0.08	43.04	38.43
From BBB+ to BBB-	102	76	178	141	0.21	41.59	37.87
From BB+ to BB-	82	11	93	88	0.89	38.60	83.18
From B+ to B-	2	-	2	2	2.57	39.93	n.s.
C	-	-	-	-	21.22	40.00	n.s.
D	22	5	27	24	100.00	47.74	96.83
Institutions	**91,098**	**7,674**	**98,772**	**95,412**	**0.19**	**23.95**	**16.40**
From AAA to AA-	24,377	2,213	26,589	25,646	0.03	25.59	10.16
From A+ to A-	46,244	2,987	49,231	47,934	0.07	22.89	13.94
From BBB+ to BBB-	16,458	2,155	18,614	17,628	0.17	24.31	22.64
From BB+ to BB-	3,767	305	4,072	3,946	0.94	23.59	50.60
From B+ to B-	144	11	155	149	4.08	37.26	n.s.
C	53	3	56	55	21.22	45.00	n.s.
D	54	-	54	54	100.00	32.52	83.06
Corporates	**91,360**	**62,661**	**154,021**	**123,761**	**7.26**	**40.53**	**62.01**
Of which: Total exposures assigned to obligor grades or pools of exposures.	**81,238**	**59,106**	**140,343**	**111,901**	**7.26**	**40.53**	**60.19**
From AAA to AA-	9,580	5,265	14,845	12,369	0.04	29.08	13.29
From A+ to A-	12,623	18,317	30,939	22,289	0.08	37.89	22.41
From BBB+ to BBB-	18,498	23,729	42,227	30,907	0.20	41.72	40.56
From BB+ to BB-	16,205	7,706	23,911	20,142	0.94	44.15	79.06
From B+ to B-	16,043	3,460	19,502	17,628	4.81	41.97	127.21
C	1,840	298	2,137	1,990	21.20	38.60	203.96
D	6,450	332	6,782	6,576	100.00	50.96	87.66

(Continued)

(Continued)

Categories of exposure	Balance Sheet reassigned[1]	Saldo fuera de balance reasignado[2]	Exposure reassigned (3)=(1)+(2)	EAD[4]	PD-TTC (%)	DLGD (%)	RW (%)
Retail	**76,550**	**5,880**	**82,430**	**78,512**	**4.80**	**24.16**	**34.28**
Secured by real estate collateral	**68,643**	**217**	**68,859**	**68,668**	**4.23**	**17.53**	**27.74**
From AAA to AA-	571	-	571	571	0.04	5.32	0.70
From A+ to A-	2,003	15	2,018	2,004	0.08	17.07	3.75
From BBB+ to BBB-	14,858	76	14,934	14,867	0.23	14.09	6.63
From BB+ to BB-	38,333	119	38,452	38,347	0.99	14.98	19.47
From B+ to B-	10,659	7	10,666	10,660	3.75	25.98	77.56
C	155	-	155	155	17.61	27.40	158.29
D	2,064	-	2,064	2,064	100.00	49.32	97.19
Qualifying revolving retail	**4,711**	**5,663**	**10,374**	**6,648**	**8.59**	**81.79**	**91.88**
From A+ to A-	-	-	-	-	-	-	-
From BBB+ to BBB-	398	1,429	1,827	742	0.25	79.44	14.87
From BB+ to BB-	1,301	2,053	3,354	1,971	0.98	81.58	35.02
From B+ to B-	2,005	1,667	3,673	2,689	5.05	82.58	105.73
C	843	513	1,356	1,083	23.13	81.04	217.14
D	163	1	164	163	100.00	86.85	69.16
Other retail	**3,196**	**-**	**3,196**	**3,196**	**8.99**	**46.67**	**54.97**
From AAA to AA-	777	-	777	777	0.03	44.99	4.72
From A+ to A-	1	-	1	1	0.08	26.66	5.68
From BBB+ to BBB-	18	-	18	18	0.21	28.71	10.86
From BB+ to BB-	328	-	328	328	1.33	45.78	53.33
From B+ to B-	1,806	-	1,807	1,807	5.70	45.74	72.52
C	99	-	99	99	11.92	43.57	82.69
D	168	-	168	168	100.00	69.99	90.45
Equity PD/LGD method	**4,730**	**-**	**4,730**	**4,730**	**0.14**	**83.35**	**98.16**
From AAA to AA-	44	-	44	44	0.09	65.00	69.65
From A+ to A-	4,471	-	4,471	4,471	0.10	84.14	94.68
From BBB+ to BBB-	85	-	85	85	0.20	65.00	102.60
From BB+ to BB-	60	-	60	60	0.66	86.19	210.95
From B+ to B-	70	-	70	70	2.55	65.00	236.04
TOTAL BY CATEGORY AND OBLIGOR GRADE	**266,493**	**77,208**	**343,701**	**305,643**	**4.24**	**31.74**	**40.74**

(2) Amount not used included in memorandum accounts corresponding mainly to sums undrawn from credit lines and cards, as well as exposures in letters of credit and documentary credits.
(3) This refers to exposure following the application of risk mitigation techniques.
(4) Value of the exposure in the event of default.

4. Credit and dilution risk

36

2010 (Million euros)

Categories of exposure	Balance Sheet reassigned[1]	Off Balance Sheet reassigned[2]	Exposure reassigned (3)=(1)+(2)	EAD[4]	PD-TTC (%)	DLGD (%)	RW (%)
Central Governments and Central Banks	**1,677**	**891**	**2,568**	**2,132**	**0.85**	**39.90**	**19.64**
From AAA to AA-	1,257	693	1,950	1,612	0.03	39.73	13.39
From A+ to A-	255	159	414	335	0.08	43.06	24.37
From BBB+ to BBB-	72	18	90	81	0.14	31.56	31.36
From BB+ to BB-	68	22	90	79	0.77	38.59	87.05
From B+ to B-	7	-	7	7	2.56	39.98	n.s.
C	-	-	-	-	21.22	40.00	n.s.
D	16	-	16	16	100.00	40.00	96.82
Institutions	**87,968**	**8,156**	**96,124**	**92,472**	**0.19**	**22.64**	**14.41**
From AAA to AA-	43,909	3,266	47,175	45,881	0.03	21.41	9.12
From A+ to A-	29,085	1,972	31,057	30,120	0.07	23.08	13.10
From BBB+ to BBB-	12,279	2,573	14,852	13,593	0.18	24.60	24.40
From BB+ to BB-	2,503	340	2,843	2,684	0.83	27.57	58.37
From B+ to B-	68	4	72	70	5.68	45.17	n.s.
C	47	-	47	47	21.22	45.00	n.s.
D	77	-	78	78	100.00	32.75	72.33
Corporates	**93,414**	**66,455**	**159,868**	**129,496**	**6.64**	**38.26**	**56.20**
Of which: Total exposures assigned to obligor grades or pools of exposures.	**85,686**	**63,924**	**149,609**	**120,397**	**6.64**	**38.26**	**54.31**
From AAA to AA-	11,527	7,999	19,526	15,821	0.03	33.99	12.96
From A+ to A-	11,125	15,173	26,298	18,995	0.09	39.91	22.41
From BBB+ to BBB-	16,231	23,954	40,185	29,873	0.20	40.61	38.61
From BB+ to BB-	18,185	10,846	29,031	24,059	0.97	36.70	67.07
D	6,163	590	6,753	6,456	100.00	57.79	80.60

(Continued)

(Continued)

Categories of exposure	Balance Sheet reassigned[1]	Off Balance Sheet reassigned[2]	Exposure reassigned (3)=(1)+(2)	EAD[4]	PD-TTC (%)	DLGD (%)	RW (%)
Retail	**77,613**	**5,902**	**83,515**	**79,873**	**5.22**	**17.55**	**27.42**
Secured by real estate collateral	**69,775**	**224**	**69,998**	**69,809**	**4.77**	**10.64**	**22.39**
From AAA to AA-	-	-	-	-	-	-	-
From A+ to A-	1,187	12	1,199	1,189	0.09	10.15	2.31
From BBB+ to BBB-	8,657	55	8,712	8,666	0.25	10.66	5.24
From BB+ to BB-	38,000	139	38,139	38,021	1.18	8.39	11.81
From B+ to B-	18,694	18	18,713	18,697	4.76	12.66	42.05
C	1,516	-	1,516	1,516	16.16	13.11	73.40
D	1,720	-	1,720	1,720	100.00	36.44	97.87
Qualifying revolving retail	**4,488**	**5,678**	**10,166**	**6,713**	**7.47**	**81.35**	**74.21**
From A+ to A-	-	-	-	-	-	-	-
From BBB+ to BBB-	872	2,249	3,122	1,545	0.23	80.43	13.47
From BB+ to BB-	1,203	1,678	2,881	1,901	0.99	81.22	34.04
From B+ to B-	1,534	1,298	2,832	2,168	4.26	82.57	94.46
C	710	451	1,162	930	23.41	80.22	211.53
D	168	1	169	169	100.00	81.62	66.72
Other retail	**3,351**	**-**	**3,351**	**3,351**	**10.17**	**33.84**	**38.41**
From AAA to AA-	761	-	761	761	0.03	45.00	4.72
From BBB+ to BBB-	21	-	21	21	0.11	44.70	12.89
From BB+ to BB-	194	-	194	194	1.04	31.03	32.84
From B+ to B-	1,975	-	1,975	1,975	5.81	28.59	45.34
C	201	-	201	201	12.32	26.09	50.11
D	199	-	199	199	100.00	52.58	94.74
Equity PD/LGD method	**5,375**	**-**	**5,375**	**5,375**	**0.14**	**83.77**	**99.26**
From AAA to AA-	397	-	397	397	0.09	65.00	69.66
From A+ to A-	4,645	-	4,645	4,645	0.10	86.45	97.17
From BBB+ to BBB-	169	-	169	169	0.19	72.49	112.29
From BB+ to BB-	103	-	103	103	0.97	65.00	187.09
From B+ to B-	61	-	61	61	2.37	65.00	266.31
TOTAL BY CATEGORY AND OBLIGOR GRADE	**266,047**	**81,403**	**347,450**	**309,349**	**4.19**	**29.05**	**36.78**

(2) Amount not used included in memorandum accounts corresponding mainly to sums undrawn from credit lines and cards, as well as exposures in letters of credit and documentary credits.
(3) This refers to exposure following the application of risk mitigation techniques.
(4) Value of the exposure in the event of default.

4. Credit and dilution risk

37

4.5.3. Comparative analysis of the estimates made

The following charts compare the expected loss adjusted to the cycle calculated according to the Group’s core internal models in Spain approved by the Bank of Spain, with the effective loss incurred between 2001 and 2011. They also present the average effective loss between 2001 and 2011 in accordance with the following:

Estimated expected loss calculated with the internal models calibrated to 2011, and adjusted to the economic cycle (light green line), i.e. the annual average expected loss in an economic cycle.

Effective loss (dark blue line):

- For 2001-2007, the effective loss is calculated as the ratio of gross additions to NPA over the average observed exposure multiplied by the estimated point in time severity. (1)

- For 2008-2011, the stressed LGD over the above NPA ratio is applied. (2) The effective loss is the annual loss incurred. It must be less than the expected loss adjusted to the cycle in the best years of an economic cycle, and greater during years of crisis.

Effective average loss (2001-2011), which is the average of effective losses for each year (light blue line)

The comparison has been made for the portfolios of retail mortgages, SMEs and Developers. In the categories of Institutions (public and financial institutions) and Corporate, historical experience shows that there is such a small number of defaulted exposures (Low Default Portfolios) that it is not statistically significant, and hence the comparison is not shown.

Retail mortgages

Starting in 2007, the effective losses are slightly above the expected loss adjusted to the cycle, as they are losses incurred in crisis years, with their peak being in 2009. However, the average of effective losses in this period is notably lower than that adjusted to the cycle. This demonstrates the conservative nature of the estimate.

(1) This criterion for calculation has been modified since the report published last year, as the LGD (PIT) methodology is a better way of calculating the observed losses.

(2) It is not possible to obtain observed LGDs (PIT) for this period, given the limited maturity of the defaults. LGD downturn is considered to be a good approach for this period of crisis.

Retail mortgages

0.4%

Estimated EL 2011

Average

effective EL

2001-2011

Effective EL

0.3%

0.2%

0.1%

0.0%

2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

SMEs and Developers

The chart shows that during the years of biggest economic growth the effective loss was significantly lower than the expected loss adjusted to the cycle calculated using internal models. The contrary was the case starting in 2008. This is in line with the major economic slowdown and the financial difficulties of companies, above all those companies dedicated to development and construction in recent years. The expected loss adjusted to the cycle is still above the average of effective losses for the last nine years.

SMEs and Developers

Estimated EL 2011

Average effective EL 2001-2011

Effective EL

7.0%

6.0%

5.0%

4.0%

3.0%

2.0%

1.0%

0.0%

2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

4. Credit and dilution risk

Impairment losses

The table below shows the balance of specific, generic and country risk allowances for losses, by exposure categories, as of December 31, 2011 and 2010.

(Million euros)

Categories of Exposure	Fondos de cobertura	
	2011	2010
Central Governments and Central Banks	4	3
Institutions	44	52
Corporates	3,357	3,396
Retail	1,059	996
Secured by real estate collateral	*392*	*286*
Qualifying revolving retail	*536*	*546*
Other retail	*131*	*164*
TOTAL	4,464	4,446

4.5.4. Weightings of specialized lending exposures

The Solvency Circular stipulates that the consideration of specialized lending companies is to apply to those legal entities with the following characteristics:

- The exposure is to an entity created specifically to finance and/or operate physical assets
- The contractual arrangements give the lender a substantial degree of control over the assets and income they generate.
- The primary source of repayment of the obligation is the income generated by the assets being financed, rather than in the independent capacity of the borrower.

The following table presents the exposures assigned to each one of the risk weightings of the specialized lending exposures as of December 31, 2011 and 2010:

(Million euros)

Risk weighting	Factor	Original exposure(1)	
		2011	2010
1	50%	-	-
	70%	7,000	4,407
2	70%	-	-
	90%	6,436	5,727
3	115%	85	67
4	250%	-	-
5	0%	157	59
TOTAL		13,678	10,259

(1) Gross exposure prior to the application of risk mitigation techniques.

4.5.5. Risk weightings of equity exposures

The following table presents the exposures assigned to each one of the risk weightings of equity exposures as of December 31, 2011 and 2010:

(Million euros)

Risk weighting	Original exposure	
	2011	2010
Risk weighting simple method	**1,216**	**1,473**
190%	898	901
290%	213	382
370%	104	190
PD/LGD method	**4,730**	**5,375**
Internal models method	480	497
TOTAL	6,426	7,345

4. Credit and dilution risk

39

4.6. Information on securitizations

4.6.1. General characteristics of securitizations

4.6.1.1. Purpose of securitization

The Group's current policy on securitization involves a program of recurrent issuance, with an intended diversification of securitized assets that adjusts their volume to the bank's capital requirements and to market conditions.

This program is complemented by all the other finance and equity instruments, thereby diversifying the need to resort to wholesale markets.

The definition of the strategy and the execution of the operations, as with all other wholesale finance and capital management, are supervised by the Assets & Liabilities Committee, with the pertinent internal authorizations obtained directly from the Board of Directors or from the Executive Committee.

The main purpose of securitization is to act as an instrument for efficient balance sheet management, as a source of:

- Liquidity at an efficient cost, complementing all the other finance instruments.
- Freeing up regulatory capital, through the transfer of risk.
- Freeing up potential excesses of generic allowances for losses, provided that the volume of the first-loss tranche and the effective risk transfer so permit.

4.6.1.2. Functions pursued in the securitization process and degree of involvement

The Group's degree of involvement in its securitization funds is not normally restricted to the mere role of assignor and administrator of the securitized portfolio.

The Group has commonly assumed such additional roles as:

- Direct counterparty of the swap, given that the Group's rating permits this through the Spanish Banking Association's Framework Contractual Agreements for Financial Operations (CMOF) with the securitization fund.
- Payment Agent.
- Provider of the treasury account.
- Provider of the subordinated loan and of the loan for start-up costs, with the former being the one that finances the first-loss tranche, and the latter financing the fund's fixed expenditure.
- Administrative agent of the securitized portfolio.

The Group has not assumed the role of sponsor of securitizations originated by third-party institutions.

Group's degree of involvement


BBVA Assignor
Sale of loans
Bond subscription
BBVA
Interest rate swap
RF subordinated loan financing
Initial loan costs
Interest on bonds + income + administrator commision
Loan interest
FR financing
Amortization of principal and interest
Finance of start-up costs
ABS (Issuer)
Interest and amortization of principal
Commision
Commision
Variable commision
Commision
BBVA
Loan administrator
Payment agent
Financial broker
Agent
Loans
Amortization and interests
Payment of interest
Amortization principal
Face value of bonds
Offered to investors
Class A1
Class A2
Class A3
Class B
Class C

The Group's balance sheet maintains the first-loss tranches of all securitizations performed.

It is worth noting that the Group has not modified its model for the generation of securitization operations since the credit crunch, which began in July 2007. Accordingly:

- There has been no transfer of risk through synthetic securitizations. All operations have involved traditional securitizations with simple structures in which the underlying assets were loans or financial leasing.
- It has not been involved in recurrent structures such as conduits or SIVs. All its issues have been one-offs, with no mandatory commitments for asset repackaging or the replacement of loans.

4.6.1.3. Methods used for the calculation of risk-weighted exposures in its securitization activity

The methods used to calculate risk-weighted exposures in securitizations are:

- The standardized approach: when this method is used for fully securitized exposures, in full or in a predominant manner if it involves a mixed portfolio.
- The IRB approach: when internal models are used for securitized exposures, in full or in a predominant manner. Within the alternatives of the IRB approach, use is made of the model based on external ratings.

4. Credit and dilution risk
40

4.6.2. Risk transfer in securitization activities

A securitization fulfills the criterion of significant and effective transfer of risk, and therefore falls within the solvency framework of the securitizations, when it complies with the conditions laid down in Rules Fifty-five and Fifty-six in the Solvency Circular.

4.6.3. Investment or retained securitizations

The following table presents the amounts in terms of EAD of investment and retained securitizations by type of exposure, tranche and weighting ranges that correspond to securitizations that, in the case of those originated in the Group, fulfill the criteria of risk transfer as of December 31, 2011 and 2010.

2011 (Million euros)

			EAD broken down by ECAI tranches					
			Standard			Advanced		
Securitization type	Exposure type	Tranche	20%	40%; 50%; 100%; 225% 350%, 650%	1,250%	RW<15%	15%<RW<1,250%	1,250%
Investment	Balance-sheet exposure	Preferential	5,295	-	-	670	-	-
		Intermediate	-	90	-	-	15	-
		First-loss	-	-	175	-	-	52
	Off-balance-sheet exposure	Preferential	-	-	-	-	-	-
		Intermediate	-	-	-	-	-	-
		First-loss	-	-	-	-	-	-
TOTAL			**5,295**	**90**	**175**	**670**	**15**	**52**
Retained	Balance-sheet exposure	Preferential	304	-	-	1,175	-	-
		Intermediate	-	196	-	-	25	-
		First-loss	-	-	119	-	-	109
	Off-balance-sheet exposure	Preferential	-	-	-	-	-	-
		Intermediate	-	-	-	-	-	-
		First-loss	-	-	41	-	-	-
TOTAL			**304**	**196**	**160**	**1,175**	**25**	**109**

2010 (Million euros)

			EAD broken down by ECAI tranches						
			Standard			Advanced			
Securitization type	Exposure type	Tranche	20%	50%; 100%; 350%	1,250%	6-10%; 12-18%; 20-35%	50-75%; 100%	250-425-625%	1,250%
Investment	Balance-sheet exposure	Preferential	4,601	-	-	1,011	-	-	-
		Intermediate	-	39	-	10	25	4	-
		First-loss	-	38	184	-	-	-	69
	Off-balance-sheet exposure	Preferential	-	-	-	-	-	-	-
		Intermediate	-	-	-	-	-	-	-
		First-loss	-	-	-	-	-	-	-
TOTAL			**4,601**	**77**	**184**	**1,021**	**25**	**4**	**69**
Retained	Balance-sheet exposure	Preferential	524	-	-	1,183	-	-	-
		Intermediate	-	338	-	25	-	15	-
		First-loss	-	-	88	-	-	-	94
	Off-balance-sheet exposure	Preferential	-	-	-	-	-	-	-
		Intermediate	-	-	-	-	-	-	-
		First-loss	-	-	35	-	-	-	-
TOTAL			**524**	**338**	**123**	**1,207**	**-**	**15**	**94**

4.6.4. Originated securitizations

4.6.4.1. Rating agencies used

The rating agencies that have been involved in the Group's issues that fulfill the criteria of risk transfer and fall within the securitizations solvency framework are, generally, Fitch, Moody's and S&P.

In all the SSPEs, the agencies have assessed the risk of the entire issuance structure:

- Awarding ratings to all bond tranches.
- Establishing the volume of the credit enhancement.
- Establishing the necessary triggers (early termination of the restitution period, pro-rata amortization of AAA classes, pro-rata amortization of series subordinated to AAA and amortization of the reserve fund, amongst others).

In each and every one of the issues, in addition to the initial rating, the agencies carry out regular quarterly monitoring.

4. Credit and dilution risk

41

4.6.4.2. Breakdown of securitized balances by type of asset

The next tables give the current outstanding balance, non-performing exposures and impairment losses recognized in the period corresponding to the underlying assets of originated securitizations, in which risk transfer criteria are fulfilled, by type of asset, as of December 31, 2011 and 2010.

The Group has not securitized positions in revolving structures.

In 2011 and 2010, there were no securitizations that fulfill the transfer criteria according to the requirements of the Solvency Circular, and, therefore, no results were recognized.

BBVA has been the structurer of all transactions effected since 2006.

The next table gives the current outstanding balance of underlying assets of securitizations originated by the Group, in which risk transfer criteria are not fulfilled.

These therefore do not enter within the solvency framework of securitizations; the capital exposed is calculated as if they had not been securitized.

(Million euros)

Type of asset	Current balance	
	2011	2010
Commercial and residential mortgages	23,684	23,876
Credit cards	-	-
Financial leasing	18	23
Lending to corporates or SMEs	6,285	6,178
Consumer lending	1,933	2,481
Receivables	-	-
Securitization balances	-	-
Others	124	154
TOTAL	32,044	32,712

2011 (Million euros)

Type of asset	Current balance	Of which: non-performing exposures(1)	Total impairment losses for the period
Commercial and residential mortgages	5,249	460	6
Credit cards	-	-	-
Financial leasing	575	56	-
Lending to corporates or SMEs	1,021	100	23
Consumer lending	1,009	75	12
Receivables	-	-	-
Securitization balances	-	-	-
Others	-	-	-
TOTAL	7,855	693	41

(1) It includes the total amount of exposures impaired for reasons of default or for other reasons.

2010 (Million euros)

Type of asset	Current balance	Of which: non-performing exposures(1)	Total impairment losses for the period
Commercial and residential mortgages	5,624	125	13
Credit cards	-	-	-
Financial leasing	922	87	16
Lending to corporates or SMEs	1,506	134	24
Consumer lending	1,695	152	65
Receivables	-	-	-
Securitization balances	-	-	-
Others	-	-	-
TOTAL	9,747	498	118

(1) It includes the total amount of exposures impaired for reasons of default or for other reasons.

4. Credit and dilution risk

42

4.7. Information on credit risk mitigation techniques

4.7.1. Hedging based on netting operations on and off the balance sheet

Within the limits established by the rules on netting in each one of its operating countries, the Group negotiates with its customers the assignment of the derivatives business to master agreements (e.g., ISDA or CMOF) that include the netting of off-balance sheet transactions.

The text of each agreement in each case determines the transactions subject to netting.

The mitigation of counterparty risk exposure stemming from the use of mitigation techniques (netting plus the use of collateral agreements) leads to a reduction in overall exposure (current market value plus potential risk).

4.7.2. Hedging based on collaterals

4.7.2.1. Management and valuation policies and procedures

The procedures for the management and valuation of collaterals are set out in the internal manual on credit risk management policies, which the Group actively uses in the arrangement of transactions and in the monitoring of both these operations and customers.

This manual lays down the basic principles of credit risk management, which includes the management of the collaterals assigned in transactions with customers. Accordingly, the risk management model jointly values the existence of a suitable cash flow generation by the obligor that enables them to service the debt, together with the existence of suitable and sufficient guarantees that ensure the recovery of the credit when the obligor's circumstances render them unable to meet their obligations.

The procedures used for the valuation of the collateral are consistent with the market's best practices, which involve the use of appraisal for real estate guarantees, market price for shares, quoted value of shares in a mutual fund, etc.

All collaterals assigned are to be properly instrumented and recorded in the corresponding register, as well as receiving the approval of the Group's legal units.

4.7.2.2. Types of collaterals

As collateral for the purpose of calculating equity, the Group uses the coverage established in the Solvency Circular. The following are the main collaterals available in the Group:

- Mortgage collateral: The collateral is the property upon which the loan is arranged.

  The average outstanding balance on the corresponding loans was 52% of the real estate mortgage collateral as of December 31, 2011, and 53% as of December 31, 2010.

- Financial collateral: Their object is any one of the following financial assets, in accordance with the specifications of Rule Thirty-nine in the Solvency Circular:
  - Cash deposits, deposit certificates or similar securities.
  - Debt securities issued for the different categories.
  - Shares or convertible bonds.

- Other property and rights used as collateral: The following property and rights are considered to be acceptable as collateral:
  - Cash deposits, deposit certificates or similar instruments held in third-party institutions other than the lending credit institution, when these are pledged in favor of the latter.
  - Life insurance policies pledged in favor of the lending credit institution.
  - Debt securities issued by other institutions, provided that these securities are to be repurchased at a pre-set price by the issuing institutions at the request of the holder of the securities.

The exposures covered by financial collateral and other eligible collaterals using the advanced measurement approach stood at €65,071 million and €68,717 million as of December 31, 2011 and 2010, respectively.

The value of the exposure covered with financial collateral and other collateral calculated using the standardized approach is as follows:

2011 (Million euros)

	Types of collateral		
Categories of exposure	Exposure covered by financial collaterals	Exposure covered by other eligible collaterals	Exposure after netting and volatility adjustments covered by eligible collaterals
Central Governments and Central Banks	2	-	30,091
Regional Governments and Local Authorities	17	28	-
Public Sector Institutions and other Public Entities	1	-	4
Institutions	-	1	-
Corporates	356	353	397
Retail	713	116	-
Collateralized with real estate property	-	767	4
Default status	-	6	1
High risk	-	7	5
Other exposures	-	-	14
TOTAL EXPOSURE VALUE AFTER GUARANTEES	1,088	1,278	30,518

4. Credit and dilution risk

43

2010 (Million euros)

Categories of exposure	Types of collateral: Exposure covered by financial collaterals	Exposure covered by other eligible collaterals	Exposure after netting and volatility adjustments covered by eligible collaterals
Central Governments and Central Banks	-	-	12,416
Regional Governments and Local Authorities	-	9	2
Public Sector Institutions and other Public Entities	17	-	32
Institutions	-	3	6
Corporates	134	262	460
Retail	716	37	-
Collateralized with real estate property	-	476	18
Default status	-	5	-
High risk	-	8	5
Other exposures	-	-	23
TOTAL EXPOSURE VALUE AFTER GUARANTEES	867	800	12,961

4.7.3. Hedging based on personal guarantees

According to the Solvency Circular, signature guarantees are those personal guarantees, including those arising from credit insurances, that have been awarded by the providers of coverage defined in Rule Forty in the Solvency Circular.

As of year-end 2011 and 2010, the Group did not use credit derivatives as collateral.

In the category of Retail exposure under the advanced measurement approach, guarantees impact on the PD and do not reduce the amount of the credit risk in EAD.

The total value of the exposure covered with personal guarantees is as follows:

(Million euros)

Categories of exposure	Exposure covered by personal guarantees 2011	2010
Regional Governments and Local Authorities	1,930	9
Public sector institutions and other public entities	101	7
Institutions	30	40
Corporates	2,665	2,416
Retail	1,273	1,431
Collateralized with real estate property	538	16
Default status	49	24
High risk	11	11
Other exposures	1	2
TOTAL EXPOSURE STANDARIZED MODEL COVERED BY PERSONAL GUARANTEES	6,599	3,956
Central Governments and Central Banks	429	442
Institutions	526	518
Corporates	6,220	6,891
TOTAL EXPOSURE ADVANCED MODEL COVERED BY PERSONAL GUARANTEES	7,175	7,851
TOTAL	13,774	11,807

4.7.4. Risk concentration

Within the context of credit risk mitigation operations, there are no concentrations of counterparty risk, given the risk management policies applied and the netting and collateral agreements entered into with the main counterparties.

4. Credit and dilution risk 44

5. Market risk in trading book activities

5.1. Differences in the trading book for the purposes of applying the Solvency and the Accounting Circulars

According to Rule Eighty-Three of Bank of Spain Circular 3/2008 (“Composition of the trading book”), “the trading book shall be made up of all the positions in financial instruments and commodities that the credit institution maintains for the ‘purpose of trading’ or that act as hedging for other elements in this book.”

With respect to this book, the rule also refers to the need to establish clearly defined policies and procedures.

For this purpose, regulatory trading book activities defined by the BBVA Group include the positions managed by the Group’s Trading units, for which market risk limits are set and then monitored daily. Moreover, they comply with the other requirements defined in the solvency regulations.

The market-risk limits model currently in force consists of a system of VaR (Value at Risk) and economic capital limits and VaR sub-limits, as well as stop-loss limits for each of the Group’s business units. The global limits are proposed by the Risk Area and approved by the Executive Committee on an annual basis, once they have been submitted to the Board’s Risk Committee.

This limits structure is developed by identifying specific risks by type, trading activity and trading desk. The market risk units maintain consistency between the limits. This system of limits is supplemented by measures of the impact of extreme market movements on risk positions. The Group is currently performing stress testing on historical and economic crisis scenarios, as well as impact analyses on the income statement in plausible but unlikely economic crisis scenarios, drawn up by its Economic Research Department.

Finally, the market risk measurement model includes backtesting or ex-post comparison which helps to refine the accuracy of the risk measurements by comparing day-on-day results with their corresponding VaR measurements.

The trading book as an accounting concept is not confined to any business area, but rather follows the true reflection criteria laid down in the accounting regulations. Hence, for example, all derivatives are booked as accounting trading book unless they are hedging derivatives, regardless of whether or not they are part of the Trading units’ exposure or they come from other business areas.

5. Market risk in trading book activities

5.2. Internal Models

5.2.1. Scope of application

For the purposes of calculating own funds, the scope of application of the internal model for market risk extends to BBVA S.A. and BBVA Bancomer Trading Floors.

The Bank of Spain has authorized the use of the internal model to determine own fund requirements for the purpose of hedging the price risk of the trading portfolio of positions held by the Group in its operations in Spain and Mexico.

5.2.2. Features of the models used

Value at Risk (VaR) is the basic variable for managing and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level. VaR is calculated in the Group at a 99% confidence level and a oneday time horizon.

Both BBVA S.A. and BBVA Bancomer have received approval from the Bank of Spain to use an internal model developed by the BBVA Group to calculate bank capital requirements for market risk. This model estimates the VaR in accordance with the “historical simulation” methodology, which consists of estimating the losses and gains that would have been produced in the current portfolio if the changing market conditions that occurred over a determined period of time were repeated. Based on this information, it infers the maximum foreseeable loss in the current portfolio with a given level of confidence. The model has the advantage of accurately reflecting the historical distribution of the market variables and of not requiring any specific distribution assumption. The historical period used in this model is two years.

Trends in market risk BBVA S.A.

(Million euros)

30

25

20

15

VaR without smoothing

10

Quarter average

5

0

dec-10 jan-11 feb-11 mar-11 apr-11 may-11 jun-11 jul-11 aug-11 sep-11 oct-11 nov-11 dec-11

Trends in market risk

(Million euros)

10

VaR Bancomer

0

jan-11 feb-11 mar-11 apr-11 may-11 jun-11 jul-11 aug-11 sep-11 oct-11 nov-11 dec-11

In addition, and for the purposes of calculating the capital requirements for financial instruments held for trading, the Group has since 2011 incorporated the new Basel 2.5 requirements, which has had an impact on the increase in capital charges. Specifically, these new charges include:

1. Incremental Risk Charge (IRC): Calculates the risk not captured by the VaR model, specifically migration and default events.

2. VaR Stress: Gives a VaR figure using parameters calculated in a period of stress conditions.

3. Charge on securitization portfolio: The specific risk will be calculated according to the standard method rules, i.e. the same capital charge as a position in the banking book.

4. Capital charge on correlation portfolio: The risk is calculated by the standard method and supervisory formula. The perimeter of this charge is related to Nth-to-default market positions and/or market tranches, and only for positions with an active market and hedging capacity.

By type of market risk on the trading book, the main risk in BBVA S.A. is interest-rate and credit spread risk, at 55% of the total at the end of 2011; equity risk accounts for 10%, exchange-rate risk 10% and volatility risk 25%.

5. Market risk in trading book activities

The following tables show VaR by risk factor for BBVA S.A. and BBVA Bancomer:

BBVA, S.A. market risk

(Million euros)

Risk 30-12-2011

Interest + Spread 16.9

Exchange rate 3.2

Equity 2.7

Volatility and correlation 8.1

Diversification effect(19.2)

TOTAL 11.7

AVERAGE 16.1

MAXIMUM 30.0

MINIMUM 8.8

BBVA Bancomer market risk

(Million euros)

Risk 30-12-2011

Interest + Spread 3.7

Exchange rate 0.3

Equity 1.6

Volatility and correlation 1.3

Diversification effect (3.6)

TOTAL 3.3

AVERAGE 4.6

MAXIMUM 10.1

MINIMUM 2.9

VaR figures are estimated following two methodologies:

VaR without smoothing, which awards equal weight to the daily information for the previous two years. This is currently the official methodology for measuring market risks vis-a-vis limits compliance.

VaR with smoothing, which weighs more recent market information more heavily. This metric is supplementary to the one above.

VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, but be lower when they present upturns in uncertainty.

5.2.3. Stress testing

All the tasks associated with stress, methodologies, scenarios of market variables or reports are undertaken in coordination with the Group’s Risk areas.

The Group is currently performing stress testing on historical crisis scenarios and impacts based on economic crisis scenarios prepared by BBVA Research. They can be seen in the following chart:

Historical crisis scenarios: Once the critical periods that are to be used have been defined, the development of the risk factors is applied to reevaluate the current portfolio in order to estimate the loss that would be incurred if this market situation were to be repeated. The base historical scenario is the collapse of Lehman Brothers in 2008.

Economic stress scenarios: Unlike the historical scenarios, economic stress scenarios are updated monthly. The decision about which of the scenarios should be used is taken by the Market Stress Committee, in which BBVA Research takes an active part through the construction of ad hoc scenarios. The fundamental aim of this Committee is to identify the most significant market risk positions in each of the BBVA Group’s treasuries and assess the impact of changes in their risk drivers. For this task, the Stress Committee must identify and quantify unlikely but plausible crisis scenarios in financial markets. This is achieved thanks to the participation of BBVA Research as a key member of the Committee. The economic stress scenarios are also designed individually and are coherent with the positions of each of the treasuries. As a result, there may be no coherence at Group level and thus the impacts cannot be aggregated.

5.2.4. Backtesting

The Group’s market risk measurement model needs to have a backtesting or self-validation program that assures that the risk measurements being made are appropriate.

The Global Markets Risk unit periodically approves the risk valuation models used to estimate the maximum loss that could be incurred in the positions assessed with a certain level of probability. If it is noticed that the model does not match the real results of the positions in question, checks would need to be run to offset possible errors, or

Economic and historical stress scenarios, BBVA, S.A.

(Million euros)

Interest

rate

Spread

RV+

VolRV

FX

Vol.

T.I

Vol.

FX

Economic Historical Economic Historical Economic Historical Economic Historical Economic Historical

December 2010 March 2011 June 2011 September 2011 December 2011

5. Market risk in trading book activities

changes made to improve the accuracy of the estimate.

The approval of the VaR measurement system is performed by comparing the ex-ante risk levels provided daily by the model with the real, ex-post management results calculated by the Financial Division from the business units’ information management systems. Consistency between the results obtained and resulting risk level is verified.

The deviations produced in August and September are due to exceptional market movements:

August 9: steep stock-market falls due to fears of the French sovereign debt losing its AAA rating. At the same time there are falls

Validation of the Market risk measurement model for BBVA, S.A. with management results (Base EUR)

Historical simulation, no smoothing vs. daily results

Daily VaR

Losses

Gains

+40,000

+30,000

+20,000

+10,000

0

-10,000

-20,000

-30,000

-40,000

Thousand euros

Validation of the Market risk measurement model for BBVA Bancomer excluding Casa de Bolsa, with management results (Base MXN)

Historical simulation, no smoothing vs. daily results

Daily VaR

Losses

Gains

+200,000

+150,000

+100,000

+50,000

0

-50,000

-100,000

-150,000

-200,000

Thousand pesos

in the EUR and USD curves and increased volatility.

September 2: stock markets slump again due to fears of a renewed recession. The risk premiums bounce back strongly again and the spread with the German Bund widens.

September 21: stock markets once more collapse as the Fed’s Stimulus Plan raises doubts in the markets. Major increase in USD swaptions volatilities.

There are two deviations in the case of BBVA Bancomer:

August 22: bigger than expected movement in Pemex debt curve and in the government MXN debt curve.

December 9: MXN bank curve up 80 bps on average between 20 and 30 years.

5.2.5. Characteristics of the risk management system

The Group has a risk management system that is appropriate for the volume of risks managed, in compliance with the conditions laid out in Rule Ninety-three.

Integration of the daily risk calculations into the Group’s risk management.

A Risk unit that is independent of the business units.

Active participation of management bodies in the risk control process.

Sufficient human resources to employ the model.

Existence of written procedures that assure the global precision of the internal model used for calculating VaR.

Accreditation of the degree of accuracy of the internal model used for calculated VaR.

Existence of a stress program.

Periodic internal audits performed on the risk measurement system.

The Group employs a backtesting program that ensures that the risk measurements carried out are appropriate.

The Group uses internal validation procedures for the model that are independent of the model development process.

VaR is calculated at a 99% confidence level and a 1-day time horizon. In order to extrapolate to the regulatory 10-day horizon, the figures are multiplied by square root of 10. A historical period of 2 years is used for risk factor observation.

The market risks model has a sufficiently large number of risk factors depending on the business volume in the various financial markets.

5. Market risk in trading book activities

6. Operational risk

6.1. Methods employed

In keeping with the Solvency Circular, advanced models (AMA method) are used in a significant portion of the banking perimeter in the sphere of Spain and Mexico to calculate the regulatory capital for operational risk for Pillar I. For the rest of the Group, the calculation is carried out by applying the basic or standardized approach, as required, to the relevant consolidated income from the remaining subsidiaries.

In March 2010 the BBVA Group received authorization from the Bank of Spain to apply advanced models for calculating regulatory capital by operational risk in Spain and Mexico. This made it the only financial institution to date to obtain the Bank of Spain’s classification for advanced operational risk models.

Until December 2011, the Group maintained a capital requirement floor in place for the results of its internal model to ensure they did not fall below the requirements of the standard operational risk model. In view of the positive performance of the internal model since its approval, the Group requested the Bank of Spain permission to withdraw the floor, and did so at the close of 2011, thus resulting in an improvement of capital requirements.

6.2. Description of the advanced measurement approaches

The advanced internal model follows the LDA (Loss Distribution Approach) methodology. This methodology estimates the distribution of losses by operational event by convoluting the frequency distribution and the loss given default distribution of these events.

The calculations have been made using internal data on the Group’s historic losses as its main source of information. External databases (ORX consortium) have been employed to enrich the data from this internal database and to take account of the impact of possible events not yet considered therein; scenario simulations have been included using information from the Group’s operational risk self-assessment tool (Ev-Ro).

The distribution of losses is constructed for each of the different types of operational risk, which are defined as per Basel Accord cells; i.e. a cross between business line and risk class. In those cases in which there is not sufficient data for a sound analysis, it becomes necessary to undertake cell aggregations, and to do so the business line is chosen as the axis. In certain cases, a greater disaggregation of the Basel cell has been selected. The objective consists of identifying statistically homogenous groups and a sufficient amount of data for proper modeling. The definition of these groupings is regularly reviewed and updated.

The Solvency Circular establishes that regulatory capital for operational risk is determined as the sum of individual estimates by type of risk, but the option of incorporating the effect of the correlation among them is contemplated. This impact has been taken into consideration in BBVA estimates with a conservative approach.

The model of calculating capital for each country incorporates factors that reflect the business environment and situation of internal control systems. Thus the calculation obtained is higher or lower according to how these factors change in anticipating the result.

With regards to other factors included in the Solvency Circular, current estimates do not include the mitigation effect provided by insurance activities, however an analysis is being made of whether said effect should be included in the future.

6. Operational risk

7. Investments in capital instruments not included in the trading book

7.1. Differentiation between portfolios held for sale and those held for strategic purposes

7.1.1. Portfolios held for sale

The portfolio held for sale is reflected in accounting terms by the “available-for-sale assets” entry. This portfolio will include debt securities provided they are not classified as: a) strategic investments, as defined in the following section; b) held-to-maturity investments or fair value through profit or loss investments; or c) capital instruments of institutions that are not the Group’s subsidiaries, associates or jointly-controlled entities and that have not been included in the fair value through profit or loss category.

7.1.2. Portfolios held for strategic purposes

As in the previous section, the portfolio held for strategic purposes is included for accounting purposes under the heading of available-for-sale financial assets. However, an investment in capital instruments is considered strategic when it has been made with the intent of setting up or maintaining a long-term operating relationship with the subsidiary, even if there is no significant influence on it.

The following situations, amongst others, indicate a significant influence is exercised:

Representation on the Board of Directors or equivalent management body in the subsidiary.

Participation in the policy setting process, including those related to dividends and other payouts.

The existence of significant transactions between the investing institution and the subsidiary.

The exchange of senior management staff.

The supply of expert information of an essential nature.

7. Investments in capital instruments not included in the trading book

7.2. Accounting policies and instrument valuation

A description of accounting policies and capital instrument valuation methods

The financial instruments contained in the available-for-sale financial assets portfolio are valued at their fair value both in their initial entry and on subsequent valuations. These changes are recorded in equity unless objective evidence exists that the fall in value is due to asset impairment where the amounts recorded will be written-off from equity and they will be taken directly to the income statement.

The fair value is the amount for which an asset could be made over or a liability cancelled, between duly informed interested parties in a transaction carried out in conditions of mutual independence. The fair value is reached without making any deduction for transaction costs that might be incurred due to sale or disposal by other means.

In the initial entry, the best evidence of fair value is the listing price on an active market. When these prices are not available, recent transactions on the same instrument will be consulted or valuation techniques based solely on data observable in the market will be used.

In subsequent valuations, fair value will be obtained by one of the following methods:

Prices quoted on active markets for the same instrument, i.e., without modification or reorganizing in any way.

Prices quoted on active markets for similar instruments or other valuation techniques in which all the meaningful inputs are used based on directly or indirectly observable market data.

Valuation techniques in which some meaningful input is not based on observable market data.

When it is not possible to reliably estimate a capital instrument’s fair value, it will be valued at its cost.

7.3. Book value of equity investments

The accompanying table shows the book values of portfolios held for sale and those held for strategic purposes.

The fair value of the permanent investment portfolio, calculated on the basis of the official listing price of the listed companies, was €1,779 million and €694 million below the book value as of December 31, 2011 and 2010, respectively.

(Million euros)

Book value

Item

Permanent investment portfolio (1)

Available-for-sale financial assets

Other financial assets with changes in P&L

Total

31/12/11 7,941 5,139 556 13,637

31/12/10 6,779 5,493 578 12,851

(1) It includes investments in associates and jointly-controlled entities.

7. Investments in capital instruments not included in the trading book

7.4. Exposure in equity investments and capital instruments

The accompanying table shows the types, nature and amounts of the original exposures in equity investments listed or unlisted on a stock market, with an item differentiating sufficiently diversified portfolios and other unlisted instruments.

Furthermore, the amount of profits recorded as a result of the sale or liquidation of capital instruments or equity investments was €108 million as of December 31, 2011 and €224 million as of December 31, 2010. The profits recorded in equity were €372 million as of December 31, 2011 and €1,120 million as of December 31, 2010.

Profits in capital instruments included under additional capital stood at €173 million as of December 31, 2011 and €563 million as of December 31, 2010, most from the investment in Telefonica.

2011 (Million euros)

Type of exposure (1)

Item Non-derivatives Derivatives

Exchange Traded Instruments 4,434 27

Non-Exchange Traded Instruments 1,974 -10

Included in sufficiently diversified portfolios 1,974 -10

Other instruments - -

TOTAL POSITIONS IN EQUITY 6,409 17

(1) Depending on their nature, equity instruments not included in Trading Book Activity will be separated into derivatives and non-derivatives. The amount shown refers to original exposure, i.e. gross exposure of value corrections through asset impairment and provisions, before applying risk mitigation techniques.

2010 (Million euros)

Type of exposure (1)

Item Non-derivatives Derivatives

Exchange Traded Instruments 4,809 102

Non-Exchange Traded Instruments 2,476 -42

Included in sufficiently diversified portfolios 2,476 -42

Other instruments - -

TOTAL POSITIONS IN EQUITY 7,285 60

(1) Depending on their nature, equity instruments not included in Trading Book Activity will be separated into derivatives and non-derivatives. The amount shown refers to original exposure, i.e. gross exposure of value corrections through asset impairment and provisions, before applying risk mitigation techniques.

7. Investments in capital instruments not included in the trading book

8. Interest rate risk

8.1. Nature of interest rate risk and key hypotheses

The Group’s exposure to variations in market interest rates is one of the main financial risks linked to the pursuit of its banking operations. The risk of repricing, which stems from the difference between the periods for reviewing interest rates or the maturity of investment transactions vis-a-vis their financing, constitutes the basic interest rate risk to be considered. Nonetheless, other risks such as the exposure to changes in the slope and shape of interest rate curves and the risk of optionality present in certain banking transactions are also taken into consideration by risk control mechanisms.

The sensitivity measurements of the Group’s net interest income and economic value in the face of variations in market interest rates are complemented by provisional scenarios and risk measurements using curve simulation processes, thereby allowing an assessment of the impact changes have on the slope, curvature and parallel movements of varying magnitude.

Especially important in the measurement of structural interest rate risk, which is carried out every month, is the establishment of hypotheses on the evolution and performance of certain items on the balance sheet, especially those involving products with no explicit or contractual due date.

The most significant of these hypotheses are those established on current and savings accounts, since they largely condition risk levels given the volume they represent within the liabilities of the Group’s financial institutions.

A prior step to the study of these liabilities necessarily involves “account segmentation.” To do so, the balances on the balance sheet are broken down by products, analyzed separately and subsequently grouped according to their common features, especially with regard to the type of customer and the criteria on the remuneration of each account, independently of the accounting standards on grouping.

A first stage involves analyzing the relationship between the trends in market interest rates and the interest rates of those accounts with no contractual due date. This relationship is established by means of models that show whether the account’s remuneration can be considered either fixed-rate (there is no relationship between the two variables) or variable-rate. In this latter case, an assessment is made of whether this relationship is produced with some form of delay and what the percentage impact of the variations in market interest rates is on the account’s interest rate.

Subsequently, an analysis is made of the evolution over time of the balances in each category in order to establish their trend, against the seasonal variations in the balance. It is assumed that these seasonal variations mature in the very short term, whereas the trend in the balance is given a long-term maturity. This prevents oscillations in the level of risks caused by momentary variations in balances, thus favoring the stability of balance-sheet management. This breakdown of amounts is made by the regressions that best adjust the balance’s evolution over time.

Group companies have opted for different procedures to determine the maturity of transactional liabilities, taking into account the varying nature of markets and the availability of historical data. In the case of the Group, a descriptive analysis of the data is used to calculate the average contractual period of the accounts and the conditioned probability of maturity for the life cycle of the product. A theoretical distribution of maturities of the trend balance is then estimated for each of the products, based on the average life of the stock and the conditioned probability.

A further aspect to be considered in the model’s hypotheses is the analysis of the prepayments associated with certain positions, especially with the loan-book and mortgage portfolios. Changes in market interest rates, together with other variables, condition the incentives for the bank’s customers to make an early prepayment of the loan granted, thus modifying the calendar of payments initially specified in the contract.

The analysis of historical information relating to loan prepayments, and to changes in interest rates, establishes the relationship between the two at any particular moment and estimates future prepayment in a given interest-rate scenario.

8. Interest rate risk

8.2. Variations in interest rates

The following tables present the average levels of interest rate risk in terms of the sensitivity of net interest income and economic value for the Group's main financial institutions as of December 31, 2011:

(Million euros)

	Net interest income impac(1)							
	Increase of 100 basis points				Decrease of 100 basis points			
	Euro	Dollar	Other	Total	Euro	Dollar	Other	Total
Europe	-3.38%	+0.38%	+0.07%	-2.94%	+3.73%	-0.41%	+0.03%	+6.74%
BBVA Bancomer	-	+1.00%	+2.44%	+3.43%	-	-1.00%	-2.44%	-3.43%
BBVA Compass	-	+3.86%	-	+4.14%	-	-3.46%	-	-3.46%
BBVA Puerto Rico	-	+2.83%	-	+2.83%	-	-2.75%	-	-2.75%
BBVA Chile	-	+0.17%	-3.33%	-3.15%	-	-0.19%	+3.32%	+3.14%
BBVA Colombia	-	+0.18%	+1.06%	+1.23%	-	-0.18%	-1.07%	-1.25%
BBVA Banco Continental	-	+0.69%	+1.18%	+1.87%	-	-1.16%	-0.68%	-1.85%
BBVA Banco Provincial	-	+0.28%	+1.50%	+1.78%	-	-1.37%	-0.28%	-1.66%
BBVA Banco Francés	-	+0.09%	+0.87%	+0.96%	-	-0.10%	-0.87%	-0.97%
BBVA GROUP	-0.94%	+1.01%	+0.99%	+1.10%	+1.03%	-1.12%	-0.80%	+0.06%

(1) Percentage relating to "1 year" net interest income forecast in each entity.

(Million euros)

	Economic value impact(1)							
	Increase of 100 basis points				Decrease of 100 basis points			
	Euro	Dollar	Other	Total	Euro	Dollar	Other	Total
Europe	+0.43%	+0.23%	-	+0.65%	-0.66%	-0.25%	-	-0.91%
BBVA Bancomer	-	+1.64%	+0.03%	+1.67%	-	-1.65%	-0.74%	-2.40%
BBVA Compass	-	+3.62%	-	+3.62%	-	-8.13%	-	-8.13%
BBVA Puerto Rico	-	-2.45%	-	-2.45%	-	+3.95%	-	+3.95%
BBVA Chile	-	+0.30%	-11.74%	-11.44%	-	-0.38%	+10.65%	+10.27%
BBVA Colombia	-	+0.13%	-0.32%	-0.19%	-	-0.13%	+0.02%	-0.12%
BBVA Banco Continental	-	-1.67%	-7.71%	-9.38%	-	+1.73%	+8.28%	+10.02%
BBVA Banco Provincial	-	-0.03%	-1.47%	-1.50%	-	+0.03%	+1.52%	+1.55%
BBVA Banco Francés	-	-0.07%	-1.26%	-1.32%	-	+0.07%	+1.28%	+1.35%
BBVA GROUP	+0.36%	+0.89%	-0.54%	+0.71%	-0.55%	-1.45%	+0.39%	-1.61%

(1) Percentage relating to each entity's capital base.

The negative/positive sensitivity to a rise/fall in interest rates in the euro zone is temporary and limited to the first quarters, as a result of liabilities repricing quicker than assets (basically the mortgage portfolio).

However, the economic impact of this rise in interest rates on net interest income is positive, as once the mortgage portfolio is repriced, and given the weight of customer deposits, the customer spread increases.

8. Interest rate risk

54

9. Remuneration of Identified Staff

Bank of Spain Circular 4/2011 of November 30 amends Circular 3/2008 of May 22, on the calculation and control of minimum capital base requirements, by adding a new Rule One Hundred and Seventeen bis relating to information on remuneration.

This rule lays down that entities must disclose to the public and update periodically (at least once a year) the information on its remuneration policy and practice, including salaries and discretionary pension benefits, for the following: directors and other senior officers; employees who are risk takers or are responsible for control functions; and any other employees whose total remuneration takes them into the same remuneration bracket as directors, senior officers and risk takers, and whose professional activities have a material impact on the institution’s risk profile (hereinafter, “the Identified Staff”).

9.1. Information on the decision-making process for establishing the remuneration of the Identified Staff

BBVA has a Remuneration Committee whose functions are set out in Article 36 of the Board of Directors’ Regulations, which were amended in February and December 2011 in order to adapt its powers to those required by Directive 76/2010 and its subsequent transposition into Spanish law by Royal Decree 771/2011. One of its express powers is to propose to the Board the remuneration policy of employees whose professional activities have a material impact on the institution’s risk profile and supervise directly the remuneration of senior officers who are responsible for risk management and compliance functions in the Bank, as well as ensuring that the remuneration policy is complied with.

Article 36 mentioned above establishes the following powers for the Remuneration Committee:

a. Propose, within the framework established in the Company Bylaws, the remuneration system for the Board of Directors as a whole, in terms of both items and amounts and the form in which they are paid.

b. Determine the extent and amount of the remuneration, entitlements and other economic rewards for the Chairman & CEO, the President & COO and, where applicable, other executive directors of the Bank, so that these can be reflected in their contracts. The Committee’s proposals on such matters will be submitted to the Board of Directors.

c. Issue a Report on the directors’ remuneration policy each year. This will be submitted to the Board of Directors, which will in turn inform the Annual General Meeting each year.

d. Propose to the Board the remuneration policy for senior officers, as well as the basic conditions of their contracts, and directly supervise the remuneration of senior officers responsible for risk management and compliance functions.

e. Propose a remuneration policy to the Board for employees whose professional activities may have a material impact on the institution’s risk profile.

f. Oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to executive directors, senior officers and employees whose professional activities may have a material impact on the institution’s risk profile.

g. Any others that may have been assigned under these Regulations or conferred by a decision of the Board of Directors.

As of the date of this report, the Committee was composed of five members, all of them external directors; four of them are independent, including its chairman, and therefore none of its members have executive positions in the entity.

In compliance with its functions, the BBVA Remuneration Committee met nine times in 2011 to deal with such questions as were considered relevant to it.

9. Remuneration of Identified Staff

Full name	Position	Status
Carlos Loring Martínez de Irujo	Chairman	Independent
Ignacio Ferrero Jordi	Member	Independent
José Maldonado Ramos	Member	External
Juan Pi Llorens	Member	Independent
Susana Rodríguez Vidarte	Member	Independent

Among the questions analyzed relating to the remuneration policy of the Identified Staff were:

- Analysis of the legal situation of remuneration issues in Spain and internationally, specifically of the laws that transpose EU Directive 76/2010 into Spanish law (Law 6/2011 of April 11, which amends Law 13/1985 on bank capital, and Royal Decree 771/2011 of June 3, which modifies Royal Decree 216/2008 on bank capital).
- Definition of a new variable share-based remuneration system for the BBVA management team, as well as a specific scheme for settlement and payment of the variable remuneration applicable to the group of employees whose activities may have a material impact on the institution's risk profile or who are responsible for control functions.

Finally, on February 1, 2012, BBVA's Board of Directors approved the report on the Board of Directors' remuneration policy that had been submitted by the Remuneration Committee. It also agreed to subject it to a consultative vote at the Annual General Meeting of shareholders in March 2012. The report was approved by 96.34% of the votes at the AGM and is available on the Bank's website (www.bbva.com).

The report on the Board's remuneration policy includes a description of the basic principles of the Bank's remuneration policy with respect to the members of the Board of Directors, whether executive or non-executive, as well as a detailed presentation of the different elements making up their remuneration. It has been prepared in accordance with BBVA's Bylaws and the Board of Directors' Regulations.

The report also includes the principles and basic elements of the Bank's general remuneration policy.

In accordance with the functions listed above, the Remuneration Committee carries out a key role in questions pertaining to the remuneration of the Bank's Board of Directors and of those employees whose professional activities may have a material impact on the Bank's risk profile.

It is worth noting here that the decisions on remuneration made by the Remuneration Committee and the Board of Directors in the exercise of their functions have been made with the advice of BBVA's internal services, as well as information provided by Towers Watson, a global leader in consulting on remuneration for board members and senior officers.

In 2011 the members of the Remuneration Committee received an aggregate total of €282,000 for their work on it. The Board of Directors' report on remuneration policy includes a breakdown of the remuneration by item and committee member.

9.2. Description of the different types of employees and executive officers included in the Identified Staff

Royal Decree 771/2011 establishes that credit institutions must present the Bank of Spain with a list indicating the categories of employees whose professional activities have a material impact on its risk profile.

In accordance with Article 76.quinquies.1.a), BBVA has identified the following groups of professionals as affected by the requirements of this new law (the Identified Staff), following the December 10, 2010 Guidelines on Remuneration Policies and Practices prepared by the Committee of European Banking Supervisors (hereinafter "the CEBS Guidelines") now the European Banking Association (hereinafter "EBA"):

- Senior Management: BBVA has included executive directors and other members of BBVA's Management Committee within the Identified Staff.
- Risk takers: This group includes the following: Those who form part of the various Risk Committees, and the members of the management committees of the Group's business areas. The Bank also considers as risk takers those employees whose variable annual remuneration, as defined in section 9.3 below, is above a specific benchmark level and higher than their fixed remuneration.
- Professionals responsible for the control function: Within this group, BBVA has identified those responsible for the following functions as to be included as "Identified Staff": members of the Risk Committee, the Internal Audit Management Committee and those responsible for the Legal Compliance Human Resources and Global Accounting & Informational Management functions.

BBVA keeps a continuously updated list of the professionals who make up each of the above groups.

9. Remuneration of Identified Staff 56

9.3. Key features of the remuneration system

BBVA’s remuneration system is applied to the Identified Staff with a number of particular features under a special settlement and payment system for their variable annual remuneration, as explained below. The remuneration system is made up of:

1. Fixed remuneration

Fixed remuneration in BBVA is established by taking into consideration the employee’s level of responsibility and professional career history in the Group. A reference salary is fixed for each function that reflects its value for the Organization. This reference salary is defined by analyzing what is fair internally and comparing it with the market through the advice of leading firms specializing in remuneration.

The fixed component in the employee’s total remuneration represents a sufficiently high proportion to allow maximum flexibility with respect to the variable components.

2. Variable remuneration of the Identified Staff

BBVA’s variable remuneration represents a key element in the Bank’s remuneration policy, as it rewards the creation of value in the Group through each of the áreas and units that make up BBVA. In short, it rewards individuals and teams and their combined contributions to the Group’s recurrent earnings.

The Annual Variable Remuneration of the Identified Staff in BBVA is made up of ordinary variable remuneration paid in cash and a share-based variable remuneration. Its essential aspects are as follows:

a) Ordinary variable cash remuneration

The ordinary variable remuneration model in BBVA is based on value creation targets established for each Unit. The variable remuneration to be paid to the members of this Unit depends on meeting these targets, as well as the results for the Unit’s Area and those of the Group as a whole.

The distribution of the remuneration between the staff members is made on the basis of individual performance.

The targets used by the Unit are of two types: financial indicators; and the unit’s own non-financial indicators.

BBVA considers that prudent risk management is a key element within its variable remuneration policy. That is why it has established recurrent Economic Value Added (EVA) as one of the main financial indicators used to calculate the ordinary variable remuneration of its entire workforce.

Technically, EVA is recurring economic profit minus the cost of capital used in each business or the rate of return expected by investors. Economic profit differs from accounting profit because of the use of economic criteria rather than regulatory accounting criteria in some operations.

It can therefore be said that conceptually, EVA is the recurring economic profit generated above market expectations in terms of capital remuneration.

This indicator is considered to be in line with the Guidelines issued by the European Committee of Banking Supervisors, which has been adopted by the Bank of Spain, as an adequate measure of results, as it incorporates adjustments for current and future risks and the cost of capital.

Thus BBVA’s Ordinary Variable Remuneration combines the employees’ results (financial and non-financial) with those of their Unit, the Area to which they belong and those of the Group as a whole; and it uses as the main financial indicator the Group’s adjusted recurring EVA. This indicator also incorporates present and future risks, and mitigates possible volatility from singularities that may occur in any one year.

b) Variable share-based remuneration

BBVA understands that in order to optimize its alignment with the interests of its shareholders and to promote the generation of long-term value, it must maintain a specific variable share-based remuneration system for the Bank’s executive managers, considering their special influence on the Group’s strategy and results. This specific variable remuneration is also an essential element with the aim of ensuring this group is as motivated and loyal to BBVA as possible.

The system is based on an incentive for the management team (Incentive) consisting of an annual allocation to each executive manager of a number of units that will serve as a basis for determining the number of shares to grant at the settlement date of the incentive. The number will be linked to the level of compliance with a series of indicators at Group level, which will be determined every year.

For 2012 these indicators will be linked to:

- The Total Shareholder Return (TSR), which measures the return on investment for the shareholder as the sum of the change in share price plus dividends and other similar concepts received by shareholders in the period under consideration.

- The Group’s recurring Economic Value Added (EVA) without one-offs. As explained above, this includes adjustments for current and future risks.

9. Remuneration of Identified Staff

- The Group’s net attributable profit without one-offs.

The number of units initially assigned will be divided into three parts, each associated with a weighted indicator. It will be multiplied by coefficients of between 0 and 2 in accordance with a scale defined annually for each of them.

In the case of TSR the coefficient applied will be zero if the Bank occupies positions below the average of its peer group. This reinforces the alignment of the team’s variable remuneration with shareholder interests.

Settlement and payment system for Annual Variable Remuneration

As explained above, the Bank has a specific system of settlement and payment of the Annual Variable Remuneration of the Identified Staff, which is adapted to the requirements of the Directive and Royal Decree 771/2011. It is as follows:

- At least 50% of each one of the Annual Variable Remuneration payments will be paid in BBVA shares.

- Payment of 40% of the Annual Variable Remuneration, both from the part paid in cash and the part paid in shares, will be deferred. The deferred amount will be paid out in thirds over the next three years.

- The percentage deferred increases in the case of executive directors and members of the Management Committee, up to 50% of their Annual Variable Remuneration.

- The shares that are delivered may not be used for a period of one year starting from the date of their provision. This retention is applied on the net amount of the shares, after discounting the part necessary to make the tax payment for the shares received.

- No hedging transactions may be carried out on the shares received as Annual Variable Remuneration.

In addition, the Bank’s Board of Directors, acting on a proposal by the Remuneration Committee, has established that the parts of the Annual Variable Remuneration that are deferred and pending payment in accordance with the above rules will not be paid to the members of the Group if one of the following circumstances occurs before the payment date:

i. If the beneficiary has not generated the right to Ordinary Variable Remuneration for the year as a result of the effect on results for the year of transactions accounted for in previous years which generated the right to payment of the Ordinary Variable Remuneration.

ii. If the beneficiary has been sanctioned for a serious breach of the code of conduct or other applicable internal rules, in particular related to risks.

iii. If the contractual relationship has been terminated, except in the case of retirement, early retirement, declaration of permanent incapacity for employment to any degree, or death: in these cases the right to payment shall be maintained under the same terms as if the employee had remained active.

If in one year the BBVA Group had negative financial results, not including one-off results, the beneficiaries will not receive either the Annual Variable Remuneration corresponding to the year of the losses, or the deferred amounts that were payable for the year in which the annual accounts reflecting these negative results were approved.

In any event, the variable remuneration shall be paid only if it is sustainable with respect to the BBVA Group’s situation as a whole and if it is justified by its results.

In accordance with the general policy of the BBVA Group for the Identified Staff, the parts of the Annual Variable Remuneration that have been deferred under the above system shall be subject to updating under the terms laid down by the Board of Directors. The remuneration shall in all cases be subject to the same conditions as those established for payment of the corresponding deferred variable remuneration.

As indicated, the remuneration system described above is applicable to the Identified Staff, which includes the Bank’s executive directors. However, BBVA’s remuneration policy for members of its Board of Directors distinguishes between the remuneration system of executive directors and that applicable to its non-executive directors. As indicated above, the remuneration policy applied to BBVA’s non-executive directors is included in the report on the Bank’s remuneration policy.

9. Remuneration of Identified Staff

9.4. Information on the connection between the remuneration of the Identified Staff and the performance of the Group

As specified above, the amount of variable remuneration received by BBVA employees is determined by the following factors:

The Group’s financial results.

The financial results and strategic projects in each business area.

The financial results and the unit’s own indicators (not financial).

The individual’s financial and non-financial targets.

The ordinary variable incentives of the executive directors depend mainly on the Group’s results, based on the recurrent EVA and net attributable profit without one-offs.

Similarly, the ordinary variable incentives of the Management Committee are linked to both the Group’s results and those of their management area.

For the rest of the members of the Identified Staff, the amount of variable remuneration depends on individual performance, results in the area in which they provide their service, and the Group’s results overall.

In 2011, the Group’s results (net attributable profit without one-offs and recurring EVA) determined 50% of the final result of the incentives for the Management Team.

It is also worth noting that payment of variable deferred annual remuneration that is deferred and pending payment could be limited or even stopped in certain circumstances, including cases in which the bank obtained negative financial results.

However, any Variable Annual Remuneration that is pending payment will always be paid provided that such payment is sustainable in terms of the situation of the BBVA Group as a whole.

9.5. Description of the criteria used for taking into consideration present and future risks in the remuneration process

The Annual Variable Remuneration scheme described above is adapted to current and future risks, both in terms of Ordinary Variable Remuneration and the specific incentive for the Management Team.

The most significant of this set of indicators, and those that impact the amount of variable remuneration for employees most are: (i) the EVA indicator, which has a very significant weight in the model of variable incentives, as well as forming part of the Management Team Incentive; and (ii) the TSR indicator, which is the main indicator for the Management Team’s Incentive.

Risk-adjusted financial indicator

In 2007, BBVA introduced EVA as the main financial indicator at Unit and Group level. It has since then been considered as the key economic indicator for variable remuneration, incorporating risks incurred and cost of capital to determine variable remuneration.

The indicator is based on the level of risk assumed and the cost of capital.

EVA takes into consideration the majority of risks assumed through the calculation of Economic Capital at Risk (ECaR).

ECaR reflects the minimum level of protection demanded against unexpected future losses by the different types of risk. Thus EVA not only includes the expected losses for the year, but also the risk of future losses.

BBVA measures and monitors liquidity risk, which is also taken into account for incentive payments, to the extent that a premium is transferred to the income statements of the Business Areas that includes the liquidity cost.

TSR indicator

TSR was the metric with greatest weight in 2011 in calculating the specific remuneration of BBVA’s Management Team’s (the Incentive). TSR is defined as the return on investment for the shareholder measured as the sum of the change in share price, plus the dividends and other similar items received. With this metric BBVA aims to align incentives for its management team with shareholder interests.

9. Remuneration of Identified Staff

9.6. Information on criteria relating to performance results on which the right to receive shares, options or variable components for remuneration for Identified Staff is based

As explained in the above sections, BBVA’s system of setting targets is established using a cascade model starting at the senior Group levels and moving down to the Areas, Units and employees, with the aim of ensuring they are coherently defined and the individual targets are aligned with each unit’s strategic interests.

The performance of BBVA employees is evaluated annually based on indicators of an individual, quantitative, customer, tactical, team management and corporate culture nature, as appropriate.

Thus the total amount of the remuneration of the Identified Staff is based on an assessment that combines the results of employees, valued in accordance with financial and non-financial criteria, the business unit affected, and the Bank’s global results, with adjustments made by type of current and future risks, and taking into account the cost of capital and necessary liquidity.

In addition, all the members of the Identified Staff that are part of the Management Team are beneficiaries of the Management Team Incentive. The amount of this depends on TSR, the Group’s net attributable profit without one-offs and the Group’s recurrent EVA.

9.7. The main parameters and reasons for any component of the possible variable remuneration plans and other non-monetary advantages

As already mentioned, in the case of employees who are responsible for control functions, variable remuneration will depend more firmly on the targets related to their functions, thus making them more independent of the business areas they supervise.

Non-financial indicators therefore have a greater weight than financial indicators in units that are responsible for control functions (Internal Audit, Legal Compliance, Global Accounting & Informational Management, General Secretary, Risks and Human Resources). The aim of this is to strengthen the independence of the staff responsible for control functions with respect to the areas supervised, in accordance with Directive 76/2010 and Royal Decree 771/2011.

9. Remuneration of Identified Staff

9.8. Quantitative information on the remuneration of the Identified Staff

The table below gives the total remuneration of the Identified Staff for the year 2011, broken down by area of activity:

(Thousand euros)

Activity of Identified Staff	Total remuneration 2011
Investment banking[1]	44,011
Commercial banking[2]	22,799
Other[3]	67,345
Total for the Identified staff	**134,156**

(1) It includes wholesale and investment banking activities.
(2) It includes retail and commercial banking and insurance activities.
(3) Other activities, plus members of the Board of Directors and Asset Management.

The following table gives aggregate information on the remuneration received by the Identified Staff, broken down by type of employees and executive managers:

(Thousand euros)

2011 remuneration for Identified Staff	Executive directors	Other senior executives	Rest of Identified Staff	Total for Identified Staff
Total fixed remuneration	3,747	10,173	45,191	59,111
2011 Total variable remuneration	6,542	17,361	51,141	75,044
In cash	3,271	8,681	25,441	37,393
In shares or related instruments	3,271	8,681	25,700	37,652
In other instruments	-	-	-	-
Total variable deferred remuneration	3,271	8,681	20,456	32,408
Consolidated	-	-	-	-
Not consolidated	3,271	8,681	20,456	32,408
In cash	1,636	4,340	10,176	16,152
In shares or related instruments	1,636	4,340	10,280	16,256
In other instruments	-	-	-	-
Total deferred remuneration granted in the year	3,271	8,681	20,456	32,408
Total deferred remuneration paid in the year	-	-	-	-
Amount of explicit ex post performance adjustment applied in the year on remuneration paid in previous years	-	-	-	-
Number of beneficiaries	**2**	**13**	**125**	**140**
Number of employees receiving severance payments	-	-	-	-
Total severance pay paid in the year	-	-	-	-

9. Remuneration of Identified Staff

61

In addition, the Multi-Year Variable Share-Based Remuneration Program 2010/2011 and the BBVA Compass (USA) Multi-Year Variable Share-Based Remuneration Program 2009/2011, expired on December 31, 2011. As a result, the following number of shares must be delivered before April 15, 2012: 195,000 to executive directors; 385,000 to other senior officers; and 837,182 to the rest of the Identified Staff. Delivery in three equal parts of the following number of shares has been deferred over a period of three years (2013, 2014 and 2015) beyond the stipulated date of delivery: 195,000 to executive directors; 385,000 to other senior officers; and 558,122 to the rest of the Identified Staff.

The following table gives aggregate information on the remuneration for new hires in 2011 who belong to the Identified Staff:

The number of beneficiaries of these payments is 16, with an average period of employment of 206 days.

(Thousand euros)

Remuneration for new hires in Identified Staff 2011

Executive directors

Other senior executives

Rest of Identified Staff

Total for Identified Staff

Total fixed remuneration - 4,161 4,161

2011 Total variable remuneration - - 8,483 8,483

In cash - - 4,242 4,242

In shares or related instruments - - 4,242 4,242

In other instruments - - - -

Total variable deferred remuneration - - 3,393 3,393

Consolidated - - - -

Not consolidated - - 3,393 3,393

In cash - - 1,697 1,697

In shares or related instruments - - 1,697 1,697

In other instruments - - - -

Total deferred remuneration granted in the year - - 3,393 3,393

Total deferred remuneration paid in the year - - - -

Amount of explicit ex post performance

adjustment applied in the year on remuneration

paid in previous years - - - -

9. Remuneration of Identified Staff

10. Additional information

As was already stated in the Group’s Annual Report for the year ended December 31, 2011, in addition to the provisions of Circular 3/2008, Spanish financial groups and institutions must comply with the capital requirements set forth by Royal Decree Law 2/2011 of February 18, designed to strengthen the Spanish financial system. This law establishes a new minimum requirement which is more restrictive than the one set out in the aforementioned Circular in terms of core capital on risk-weighted assets, of 8% or 10%, as appropriate. The requirement took effect on March 10, 2011, and the BBVA Group did not have to take any extraordinary actions to adapt to it.

As of December 31, 2011, the Group’s eligible capital exceeded the minimum capital base level required by Royal Decree-Law 2/2011, by around €5,700 million.

Royal Decree-Law 2/2012 of February 3 and the Bank of Spain Circular 2/2012 of February 29 on the restructuring of the financial sector also include greater demands on capital and allowances for real-estate assets. BBVA is currently able to absorb the impact of these greater demands and meet the 2012 capital ratios requirements set in the Circular 3/2008, Royal Decree-Law 2/2011 and even, as we explain below, the EBA recommendations.

In the fourth quarter of 2011, the EBA published new capital requirements applicable to certain financial institutions in Europe, aimed at recovering investor confidence in their solvency. This recommendation consists of a minimum core capital ratio of 9% (using the specific criteria defined by the EBA), including an additional exceptional, temporary cushion for exposure to sovereign debt, which will have to be met by June 2012.

The amount estimated for the BBVA Group to achieve the required ratio, using data as of the end of September, was €6.3 billion, of which €2.3 billion corresponded to sovereign exposure. The Group’s strategy to reach the recommended capital level is based on the following fundamental pillars: organic generation of capital quarter by quarter; management of capital instruments; and, to a lesser extent, compliance with the forecast timetable for implementing the internal models approved by the Bank of Spain.

Of the initial figure, €5.3 billion were already generated in the fourth quarter of 2011, due to the following actions:

There was a successful completion of the exchange of preferred securities for mandatory convertible bonds in BBVA shares, which are 100% eligible as core capital. The exchange was subscribed by nearly all the investors, at 98.7% of the nominal amount, or a total of €3.4 billion.

A further €0.9 billion of capital was generated organically, basically from recurring earnings, the current dividend policy, and a slight increase in lending.

As explained in the operational risk chapter, the capital floor set by the advanced measurement approach for operational risk was eliminated. This floor was established in March 2010 when the internal operational risk models for Spain and Mexico entered into force. The effect has been of an extra €0.6 billion.

Thus, 84% of the capital requirement had been achieved as of December 31, 2011. In the first half of 2012, organic generation of capital in the Group will cover the remaining amount. This means it will meet the Tier 1 core ratio (according to EBA criteria) of 9% as of June 2012, even under the more severe requirements of the Circular and the Royal Decree-Law 2/2012 on restructuring the financial sector.

10. Additional information

Annex

Companies with a different method of consolidation and deducted from capital for the purposes of the Solvency Circular

Company	Solvency Circular	Accounting Circular	Activity
FINANZIA AUTORENTING, S.A.	Equity method	Full consolidation method	Services
INGENIERIA EMPRESARIAL MULTIBA, S.A. DE C.V.	Equity method	Full consolidation method	Services
CASA DE CAMBIO MULTIDIVISAS, S.A. DE C.V.	Equity method	Full consolidation method	No activity
BBVA NOMINEES LIMITED	Equity method	Full consolidation method	Services
PRO-SALUD, C.A.	Equity method	Full consolidation method	Services
INVERSIONES P.H.R.4, C.A.	Equity method	Full consolidation method	No activity
INVERSIONES ALDAMA, C.A.	Equity method	Full consolidation method	No activity
BBVA CONSULTORIA, S.A.	Equity method	Full consolidation method	Services
BBVA SERVICIOS, S.A.	Equity method	Full consolidation method	Services
PROMOTORA DE RECURSOS AGRARIOS, S.A.	Equity method	Full consolidation method	Services
VIRTUAL DOC, S.L.	Equity method	Full consolidation method	No activity
EL ENCINAR METROPOLITANO, S.A.	Equity method	Full consolidation method	Real Estate
EL OASIS DE LAS RAMBLAS, S.L.	Equity method	Full consolidation method	Real Estate
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	Equity method	Full consolidation method	Real Estate
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	Equity method	Full consolidation method	Real Estate
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	Equity method	Full consolidation method	Insurance
MULTIASISTENCIA OPERADORA S.A. DE C.V.	Equity method	Full consolidation method	Insurance
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	Equity method	Full consolidation method	Real Estate
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	Equity method	Full consolidation method	Real Estate
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	Equity method	Full consolidation method	Services
BBVA AUTORENTING SPA	Equity method	Full consolidation method	Services
BAHIA SUR RESORT, S.C.	Equity method	Full consolidation method	No activity
BBVA RENTING, SPA	Equity method	Full consolidation method	Financial Services
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	Equity method	Full consolidation method	Real Estate
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	Equity method	Full consolidation method	Services
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	Equity method	Full consolidation method	Real Estate

Annex 64

Company	Solvency Circular	Accounting Circular	Activity
GOBERNALIA GLOBAL NET S.A.	Equity method	Full consolidation method	Real Estate
FUTURO FAMILIAR S.A. DE C.V.	Equity method	Full consolidation method	Services
ESTACION DE AUTOBUSES CHAMARTIN S.A.	Equity method	Full consolidation method	Services
URBANIZADORA SANT LLORENC S.A.	Equity method	Full consolidation method	Services
MULTIASISTENCIA S.A. DE C.V.	Equity method	Full consolidation method	Insurance
ANIDA GERMANIA IMMOBILIEN ONE GMBH	Equity method	Full consolidation method	Real Estate
ECONTA GESTION INTEGRAL S.L.	Equity method	Full consolidation method	Services
COMPASS WEALTH MANAGERS COMPANY	Equity method	Full consolidation method	No activity
SERVICIOS TECNOLOGICOS SINGULARES S.A.	Equity method	Full consolidation method	Services
FACILEASING S.A. DE C.V.	Equity method	Full consolidation method	Services
COPROMED S.A. DE C.V.	Equity method	Full consolidation method	Services
GARANTI EMEKLILIK VE HAYAT AS	Equity method	Proportionate consolidation method	Insurance
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	Equity method	Full consolidation method	Real Estate
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	Equity method	Full consolidation method	Services
VISACOM S.A. DE C.V.	Equity method	Full consolidation method	Services
SOCIETE INMOBILIERE BBV D'ILBARRIZ	Equity method	Full consolidation method	Real Estate
Insurance companies >20% owned -deducted from capital			
BBVA SEGUROS COLOMBIA S.A.	Equity method	Full consolidation method	Insurance
BBVA SEGUROS DE VIDA COLOMBIA S.A.	Equity method	Full consolidation method	Insurance
CONSOLIDAR CIA. DE SEGUROS DE RETIRO S.A.	Equity method	Full consolidation method	Insurance
CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO S.A.	Equity method	Full consolidation method	Insurance
SEGUROS PROVINCIAL C.A.	Equity method	Full consolidation method	Insurance
BBVA SEGUROS S.A. DE SEGUROS Y REASEGUROS	Equity method	Full consolidation method	Insurance
BBVA CONSOLIDAR SEGUROS S.A.	Equity method	Full consolidation method	Insurance
PREVENTIS S.A.	Equity method	Full consolidation method	Insurance
BBVA RE LIMITED	Equity method	Full consolidation method	Insurance
BBVA SEGUROS DE VIDA S.A.	Equity method	Full consolidation method	Insurance
PENSIONES BANCOMER S.A. DE C.V.	Equity method	Full consolidation method	Insurance
SEGUROS BANCOMER S.A. DE C.V.	Equity method	Full consolidation method	Insurance
Financial institutions >10% owned -deducted from capital			
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	Equity method	Full consolidation method	Financial Services
COMPASS INVESTMENTS INC.	Equity method	Full consolidation method	Financial Services
COMPASS CUSTODIAL SERVICES INC.	Equity method	Full consolidation method	Financial Services
RIVER OAKS TRUST CORPORATION	Equity method	Full consolidation method	Financial Services

Annex 65

Company Solvency Circular Accounting Circular Activity

COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S,A, Equity method Equity method Financial Services

SEGURO DE DEPOSITOS. S,A, Equity method Equity method Financial Services

BOLSA ELECTRONICA DE VALORES DEL URUGUAY. S,A,(BEVSA) Equity method Equity method Financial Services

COMPENSADORA ELECTRONICA Equity method Equity method Financial Services

PRAX CAPITAL CHINA GROWTH FUND III. S,C,A, SICAR Equity method Equity method Financial Services

REDSYS SERVICIOS DE PROCESAMIENTO. S,L, Equity method Equity method Financial Services

INTERBANKING. S,A, Equity method Equity method Financial Services

TELEFONICA FACTORING ESPAÑA. S,A, Equity method Equity method Financial Services

SERVICIO DE PAGOS INTERBANCARIOS.S,A, Equity method Equity method Financial Services

FIDEICOMISO 27925-7 MEXDER Equity method Equity method Financial Services

ROMBO COMPAÑIA FINANCIERA. S,A, Equity method Equity method Financial Services

TELEFONICA FACTORING MEXICO. S,A, DE C,V, Equity method Equity method Financial Services

ADMINISTRADORA DE FONDOS DE CESANTIA DE CHILE. S,A, Equity method Equity method Financial Services

BRUNARA. SICAV. S,A, Equity method Equity method Financial Services

CAJA DE EMISIONES CON GARANTIA DE ANUALIDADES DEBIDAS POR EL ESTADO. S,A, Equity method Equity method Financial Services

CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH Equity method Equity method Financial Services

CHINA CITIC BANK CORPORATION LIMITED CNCB Equity method Equity method Financial Services

CORPORACION SUICHE 7B. C,A Equity method Equity method Financial Services

CAJA VENEZOLANA DE VALORES. S,A, Equity method Equity method Financial Services

TF PERU SAC Equity method Equity method Financial Services

TELEFONICA FACTORING DO BRASIL Equity method Equity method Financial Services

CABAL URUGUAY. S,A, Equity method Equity method Financial Services

REDBANC. S,A, (URUGUAY) Equity method Equity method Financial Services

Annex

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 18, 2012	By:	/s/ Eduardo Ávila Zargoza
	Name:	Eduardo Ávila Zargoza
	Title:	Chief Accounting Officer